Exhibit 99.1

INDEPENDENT AUDITOR’S REPORT

Santiago, October 29, 2018

To the Shareholders and Directors of

Itaú Corpbanca and subsidiaries

We have reviewed the accompanying interim consolidated statement of financial position of Itau Corpbanca and subsidiaries as of September 30, 2018, the interim consolidated statements of income and other comprehensive income for the nine month periods ended June 30, 2018 and 2017, and the related interim consolidated statements of cash flows and changes in equity for the nine month periods then ended, and the related notes to the interim consolidated financial statements.

Management’s Responsibility for the Consolidated Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions.

Other Matter — Consolidated statement of financial position as of December 31, 2017

On February 26, 2018 we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2017 of Itaú Corpbanca and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2017 set forth in the accompanying interim consolidated financial statements and the notes thereto.

Fernando Orihuela B.
Partner

PwC Chile - Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile

RUT: 81.513.400-1 | T: (56) 2 2940 0000 | www.pwc.cl

Ch$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento

Itaú Corpbanca and subsidiaries - Interim Consolidated Financial Statements - September 30, 2018

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of September 30, 2018	As of December 31, 2017
	Notes	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,030,082	964,030
Cash items in process of collection	5	651,975	157,017
Trading investments	6	73,853	415,061
Investments under resale agreements	7	135,785	28,524
Financial derivative contracts	8	1,211,062	1,248,775
Interbank loans, net	9	301,222	70,077
Loans and accounts receivable from customers, net	10	20,494,553	19,731,666
Available for sale investments	11	2,310,995	2,653,066
Held to maturity investments	11	263,564	202,030
Investments in companies	12	10,720	10,412
Intangibles	13	1,634,247	1,605,234
Fixed assets	14	91,384	130,579
Current taxes	15	144,711	238,452
Deferred taxes	15	163,110	161,109
Other assets	16	557,678	444,692
TOTAL ASSETS		29,074,941	28,060,724
LIABILITIES
Deposits and other demand liabilities	17	4,253,654	4,141,667
Cash in process of being cleared	5	550,068	109,496
Obligations under repurchase agreements	7	601,638	420,920
Time deposits and other time liabilities	17	10,306,185	10,065,243
Financial derivative contracts	8	1,016,278	1,095,154
Interbank borrowings	18	2,168,761	2,196,130
Debt instruments issued	19	5,898,884	5,950,038
Other financial liabilities	19	11,593	17,066
Current taxes	15	137	624
Deferred taxes	15	469	11,434
Provisions	20	212,502	189,690
Other liabilities	21	526,610	463,432
TOTAL LIABILITIES		25,546,779	24,660,894
EQUITY
Attributable to equity holders of the Bank
Capital	23	1,862,826	1,862,826
Reserves	23	1,290,131	1,290,131
Valuation accounts	23	10,244	(4,735)
Retained earnings		136,423	41,654
Retained earnings from prior years	23	35,909	1,441
Net income for the period	23	143,591	57,447
Less: Provision for mandatory dividends	23	(43,077)	(17,234)
Total equity attributable to equity holders of the Bank		3,299,624	3,189,876
Non-controlling interest	23	228,538	209,954
TOTAL EQUITY		3,528,162	3,399,830
TOTAL LIABILITIES AND EQUITY		29,074,941	28,060,724

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos - MCh$)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
		2018	2017	2018	2017
	Notes	MCh$	MCh$	MCh$	MCh$
Interest income	24	420,943	364,188	1,258,789	1,219,097
Interest expense	24	(212,845)	(186,234)	(638,290)	(667,133)
Net interest income		208,098	177,954	620,499	551,964
Fee and commission income	25	59,718	53,824	173,524	160,573
Fee and commission expense	25	(12,462)	(8,682)	(37,067)	(28,908)
Net fee and commission income		47,256	45,142	136,457	131,665
Net income (expense) from financial operations	26	64,637	(12,548)	123,072	42,219
Net foreign exchange gain (loss)	27	(29,986)	17,849	(1,043)	31,209
Other operating income		6,852	5,976	25,775	43,722
Net operating profit before provision for loan losses		296,857	234,373	904,760	800,779
Provision for loan losses	28	(54,616)	(77,440)	(174,356)	(213,671)
NET OPERATING PROFIT		242,241	156,933	730,404	587,108
Personnel salaries and expenses	29	(77,229)	(69,463)	(217,280)	(207,929)
Administrative expenses	30	(67,989)	(81,199)	(212,277)	(227,663)
Depreciation and amortization	31	(23,609)	(20,592)	(64,700)	(61,616)
Impairment	31	—	(27)	—	(27)
Other operating expenses		(15,103)	(12,046)	(54,920)	(40,437)
Total operating expenses		(183,930)	(183,327)	(549,177)	(537,672)
OPERATING INCOME (LOSS)		58,311	(26,394)	181,227	49,436
Income from investments in companies	12	55	33	1,541	1,174
Operating income (loss) before income taxes		58,366	(26,361)	182,768	50,610
Income taxes	15	(13,547)	22,150	(36,614)	33,617
CONSOLIDATED INCOME (LOSS) FOR THE PERIOD		44,819	(4,211)	146,154	84,227
Attributable to:
Equity holders of the Bank		42,894	(3,956)	143,591	85,065
Non-controlling interest	23	1,925	(255)	2,563	(838)
Earnings (losses) per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings (losses) per share	23	0.084	(0.008)	0.280	0.166
Diluted earnings (losses) per share		0.084	(0.008)	0.280	0.166

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Other Comprehensive Income for the period

(In millions of Chilean pesos - MCh$)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
		2018	2017	2018	2017
	Notes	MCh$	MCh$	MCh$	MCh$
CONSOLIDATED INCOME (LOSS) FOR THE PERIOD	23	44,819	(4,211)	146,154	84,227
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	23	2,210	(4,122)	(3,216)	2,732
Exchange differences on investment in Colombia and New York branch	23	(3,904)	(5,360)	70,942	(28,005)
Gain (loss) from net investments in foreign operations hedge	23	4,363	5,415	(45,693)	15,423
Gain (loss) from cash flows hedge	23	(2,064)	(802)	(3,663)	6,120
Other comprehensive income (loss) before income taxes		605	(4,869)	18,370	(3,730)
Income taxes related to available for sale investments	23	(2,265)	1,297	(1,803)	(338)
Income taxes related to net investment in foreign operations hedge	23	571	(2,418)	14,504	(4,590)
Income taxes related to cash flows hedge	23	557	204	989	(1,561)
Income taxes on other comprehensive income (loss)		(1,137)	(917)	13,690	(6,489)
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes		(532)	(5,786)	32,060	(10,219)

OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	23	(1,325)	3	(1,674)	(1,679)
Income taxes related to defined benefits obligations	23	522	(1)	614	559
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes		(803)	2	(1,060)	(1,120)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	23	(1,335)	(5,784)	31,000	(11,339)

CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		43,484	(9,995)	177,154	72,888
Attributable to:
Equity holders of the Bank	23	41,933	(9,015)	158,570	79,306
Non-controlling interest	23	1,551	(979)	18,584	(6,418)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Changes in Equity

for the nine-month periods ended September 30, 2018 and 2017

(In millions of Chilean pesos - MCh$, except number of shares)

				Reserves			Retained earnings			Total
		Number of shares	Capital	Reserves from earnings	Other non- earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the period	Provision for mandatory dividends	attributable to equity holders of the Bank	Non- controlling interest	Total equity
	Note	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2016		512,407	1,862,826	451,011	843,097	15,552	—	2,059	(1,029)	3,173,516	230,780	3,404,296
Distribution of income from previous year	23.b	—	—	—	—	—	2,059	(2,059)	—	—	—	—
Equity as of January 1, 2017		512,407	1,862,826	451,011	843,097	15,552	2,059	—	(1,029)	3,173,516	230,780	3,404,296
Dividends paid		—	—	—	—	—	(618)	—	1,029	411	—	411
Provision for mandatory dividends		—	—	—	—	—	—	—	(25,520)	(25,520)	—	(25,520)
Comprehensive income (loss) for the period		—	—	—	—	(5,759)	—	85,065	—	79,306	(6,418)	72,888
Equity as of September 30, 2017		512,407	1,862,826	451,011	843,097	9,793	1,441	85,065	(25,520)	3,227,713	224,362	3,452,075

Equity as of December 31, 2017		512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830
Distribution of income from previous year	23.b	—	—	—	—	—	57,447	(57,447)	—	—	—	—
Equity as of January 1, 2018		512,407	1,862,826	451,011	839,120	(4,735)	58,888	—	(17,234)	3,189,876	209,954	3,399,830
Dividends paid		—	—	—	—	—	(22,979)	—	17,234	(5,745)	—	(5,745)
Provision for mandatory dividends		—	—	—	—	—	—	—	(43,077)	(43,077)	—	(43,077)
Comprehensive income for the period		—	—	—	—	14,979	—	143,591	—	158,570	18,584	177,154
Equity as of September 30, 2018		512,407	1,862,826	451,011	839,120	10,244	35,909	143,591	(43,077)	3,299,624	228,538	3,528,162

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Ita Corpbanca and subsidiaries

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos - MCh$)

		For the nine-month periods ended September 30,
		2018	2017
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		182,768	50,610
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	31	64,700	61,616
Provisions for loans and accounts receivable from customers and interbank loans		205,656	236,036
Provisions and write-offs for assets received in lieu of payment		15,623	13,990
Deterioros	29	—	27
Provisions for contingencies		2,215	1,060
Mark to market of investments and derivatives adjustment		(50,415)	(71,232)
Net interest income	24	(620,499)	(551,964)
Fee and commission income	25	(173,524)	(160,573)
Fee and commission expense	25	37,067	28,908
Net foreign exchange gain (loss)	27	1,043	(31,209)
Net gain on sale of fixed assets		5,480	—
Other debits (credits) that do not represent cash flows		(2,917)	(838)
Subtotals		(332,803)	(423,569)
Loans and accounts receivable from customers and interbank loans		(1,184,771)	(388,769)
Investments under resale agreements		(107,261)	(10,784)
Obligations under repurchase agreements		180,718	466,623
Trading investments		329,062	162,324
Available for sale investments		393,460	(365,185)
Held to maturity investments		(61,534)	(16,055)
Other assets and liabilities		15,102	167,221
Time deposits and other time liabilities		606,144	(1,501,679)
Deposits and other demand liabilities		112,557	(255,574)
Dividends received from investments in companies	12	1,519	1,174
Foreign borrowings obtained		1,803,474	2,981,167
Repayment of foreign borrowings		(2,027,115)	(2,946,255)
Interest paid		(645,202)	(625,729)
Interest received		1,471,724	1,251,212
Net fee and commission income		136,661	131,967
Taxes paid		(79,920)	(121,958)
Repayment of other borrowings		(5,473)	(10,659)
Proceeds from sale of assets received in lieu of payment		1,167	2,732
Net cash flows provided by (used in) operating activities		607,509	(1,501,796)
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of fixed assets and intangible assets	13-14	(57,688)	(70,114)
Sales of fixed assets		14,347	—
Investments in companies	12	59	31
Net cash flows provided by (used in) investing activities		(43,282)	(70,083)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		526,534	964,989
Redemption of debt issued		(848,353)	(362,021)
Dividends paid	23	(22,979)	(618)
Net cash flows provided by financing activities		(344,798)	602,350
Effect of changes in exchange rates		47,513	33,807
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		266,942	(935,722)
Cash and cash equivalents at the beginning of the period		1,075,089	2,116,744
Cash and cash equivalents at end of the period	5	1,342,031	1,181,022
Net increase (decrease) in cash and cash equivalents		266,942	(935,722)

				Changes other than cash
	As of	Cash flows		Changes other than			Currency exchange	Fair value	As of
	December 31, 2017	Received	Paid	cash	Acquisition	Interest	effects	changes	September 30, 2018
Item	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	67,938	—	(12,484)	—	—	1,553	—	—	57,007
Bonds (senior and subordinated)	5,882,100	526,534	(835,869)	—	—	235,853	33,259	—	5,841,877
Totals	5,950,038	526,534	(848,353)	—	—	237,406	33,259	—	5,898,884

Dividends paid	—	—	(22,979)	—	—	—	—	—	(22,979)
Subtotal cash flows from financing activities	—	526,534	(871,332)	—	—	—	—	—	—
Total cash flows from financing activities (net)	—	(344,798)	—	—	—	—	—	—	—

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and subsidiaries

Notes to the Interim Consolidated Financial Statements

As of September 30, 2018 and December 31, 2017 and

For the nine-month periods ended September 2018 y 2017

Note 1 - General Information and Summary of Significant Accounting Policies

General Information — Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF) as a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”(1).

The current ownership structure is as follows: Itaú Unibanco (36.06%)(2), CorpGroup and subsidiaries (30.65%) and non-controlling shareholders (33.29%). Itaú Unibanco is the Bank’s controlling shareholder.  In such a context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup entered into a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama.  Moreover, it has a branch in New York and representation offices in Madrid and Lima(3). The Bank has total consolidated assets of MCh$29,060,058 (MMUS$44,224) and equity of MCh$3,528,162 (MMUS$5,369).

The legal address of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Interim Consolidated Financial Statements as of September 30, 2018, were approved by the Board of Directors on October 29, 2018.

Significant Accounting Policies and Others

a)      Accounting Period

The Interim Consolidated Financial Statements are referred as of September 30, 2018 and December 31, 2017 and comprise the three and nine-month periods ended September 30, 2018 and 2017.

b)      Basis of Preparation of the Interim Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CAS) issued by the Superintendency of Banks and Financial Institutions (SBIF), the supervisory body that, as set forth in Article No. 15 of the Chilean General Banking Law establishes that, according to the legal provisions, the banks must use the accounting criteria established by that Superintendency and that all those matters not dealt with by it or which are not in conflict with its instructions must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In case of any differences between IFRS and the accounting rules issued by the SBIF the latter will prevail.

(1) The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

(2) See Note 35 “Subsequent Events” for changes in the ownership of Itaú Corpbanca.

(3) None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Notes to these Interim Consolidated Financial Statements contain information additional to that disclosed in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. They provide narrative descriptions or disaggregated information contained in those statements in a clear, relevant, reliable, and comparable manner.

As indicated in Chapter C-2 “Interim Financial Statements” of the Compendium of Accounting Standards, issued by the SBIF, the notes contained in these Interim Consolidated Financial Statements have been prepared in accordance with the criteria of the International Accounting Standard (IAS) 34 “Interim Financial Reporting”, issued by the IASB.

IAS 34 establishes that the interim financial information is prepared mainly with the purpose of updating the contents of the latest Annual Consolidated Financial Statements, emphasizing the new activities, events and circumstances that occurred during the period following year end and not duplicating the information previously published in the most recent Consolidated Financial Statements.

Therefore, these Interim Consolidated Financial Statements do not include all the information required for a complete set of Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the IASB. Therefore, for a full understanding of the information included in these Financial Statements, they must be read in conjunction with the annual Consolidated Financial Statements, corresponding to the immediately preceding annual period (information available on www.itau.cl).

c)      Consolidation Criteria

These Interim Consolidated Financial Statements comprise the preparation of the Separate (Individual) Financial Statements of the Bank and the controlled entities which participate in the consolidation as of September 30, 2018 and December 31, 2017, and for the respective periods included in the Interim Consolidated Financial Statements, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established in the Compendium of Accounting Standards issued by the SBIF.

Intercompany balances and any unrealized income or expense arising from intercompany transactions are eliminated upon consolidation during the preparation of the Interim Consolidated Financial Statements.

The same accounting policies, presentation and calculation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the financial statements of Itaú Corpbanca and subsidiaries, hereinafter the “Group”, for the year ended December 31, 2017, except for the adoption of any modifications to the rules (see letter j) below), when applicable.

For consolidation purposes, the Statements of Financial Position of our companies in New York have been converted to Chilean pesos at the exchange rate of Ch$657.11 per US$1 as of September 30, 2018 (Ch$639.14 as of September 30, 2018 and Ch$614.48 as of December 31, 2017), our Colombian subsidiaries have used the exchange rate of Ch$0.2218 per COP$ 1 as of September 30, 2018 (Ch$0.2176 as of September 30, 2017 and Ch$0.2058 as of December 31, 2017), in accordance with International Accounting Standard (“IAS”) 21, “The Effects of Changes in Foreign Exchange Rates” related to the valuation of foreign investments in economically stable countries.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 21%, 23%, 37%, and 26%, respectively, of the total of assets, liabilities, income and operating results consolidated as of September 30, 2018 (25%, 28% 39% and 2% as of September 30, 2017 and 23%, 25%, 40% and 266% as of December  31, 2017, respectively).

Note 1 - General Information and Summary of Significant Accounting Policies, continued

d)      Controlled Entities

The Bank, regardless of the nature of its involvement with an entity (the investee), will determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if it has all the following:

1)             Power over the investee, which is related to the existing rights that give it the current ability to direct the relevant activities of the investee, i.e., the activities that significantly affect the investee’s returns;

2)             Exposure, or rights, to variable returns from its involvement with the investee;

3)             The ability to use its power over the investee to affect the amount of the investor’s returns;

When the Bank has less than the majority of voting rights in an investee but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, then the Bank is determined to have control.  The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•             The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders.

•             Potential voting rights held by the investor, other vote holders or other parties.

•             Rights arising from other contractual agreements.

•             Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reassess whether or not it has control over an investee if the facts and circumstances indicate that there have been changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated with those of the Bank through the global integration method (line by line). All balances and transactions between entities of the group are eliminated upon consolidation.  Therefore, the Interim Consolidated Financial Statements include all assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries presented as if they were one sole economic entity.  A controlling company will prepare Interim Consolidated Financial Statements using uniform accounting policies for similar transactions and other similar events under equivalent circumstances.

Additionally, non-controlling interests are presented in the Interim Consolidated Statement of Financial Position within equity under the line item “Non - controlling interest”, separately from the amount corresponding to equity holders of the Bank.  Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with the equity holders in their role as such).

The Bank shall attribute profit for the period and each component of other comprehensive income to the equity holders of the parent and to the non-controlling interests.

The Bank will also attribute total comprehensive income to the equity holders of the parent and to the non-controlling interests even if this results in the non-controlling interests have a negative balance.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The following table presents the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, are consolidated by the Bank:

				Ownership percentage
			Functional	As of September 30, 2018			As of December 31, 2017			As of September 30, 2017
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
Itaú Corpbanca Corredores de Bolsa S.A. (ex - CorpBanca Corredores de Bolsa S.A.) (1) (6) (12)	National	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (ex - Itaú Chile Administradora General de Fondos S.A.) (1) (7)		Chile		$99.988	0.006	99.994	99.988	0.006	99.994	99.990	—	99.990
CorpBanca Administradora General de Fondos S.A. (1) (7)		Chile		$—	—	—	—	—	—	99.996	0.004	100.000
Itaú Corredores de Seguros S.A. (ex-Corpbanca Corredores de Seguros S.A) (1) (8) (13)		Chile		$99.900	0.100	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Chile Corredora de Seguro Ltda. (1) (8)		Chile		$—	—	—	99.900	0.100	100.000	99.900	—	99.900
Itaú Asesorías Financieras S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca Recaudaciones y Cobranzas S.A. (Ex- Recaudaciones y Cobranzas S.A.) (2) (9)		Chile		$99.999	0.001	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (2) (10)	Foreing	EE.UU	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Corpbanca Securities Inc (2) (11)		EE.UU	US$	—	—	—	—	—	—	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (Ex-Banco CorpBanca Colombia S.A.) (3)		Colombia	COP$	66.279	—	66.279	66.279	—	66.279	66.279	—	66.279
Itaú Corredor de Seguro Colombia S.A. (Ex-Helm Corredor de Seguros S.A) (3)		Colombia	COP$	80.000	—	80.000	80.000	—	80.000	80.000	—	80.000
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (Ex-CorpBanca Investment Trust Colombia S.A.) (3)		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A (Ex-Helm Comisionista de Bolsa S.A.) (3)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (Ex-Helm Fiduciaria S.A) (3)		Colombia	COP$	—	66.266	66.266	—	66.266	66.266	—	66.266	66.266
Itaú (Panamá) S.A. (Ex-Helm Bank (Panamá) S.A.) (4)		Panamá	US$	—	66.279	66.279	—	66.279	66.279	—	66.279	66.279
Itaú Casa de Valores S.A ( Ex-Helm Casa de Valores (Panama) S.A.) (5)		Panamá	US$	—	66.279	66.279	—	66.279	66.279	—	66.279	66.279

(1)                 Companies regulated by the Chilean Financial Market Commission, hereinafter CMF (formerly Superintendencia de Valores y Seguros — SVS)

(2)                 Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF) of Chile.

(3)                 Companies regulated by the Colombian Financial Superintendency (SFC), which has entered into a supervision agreement with the SBIF.

(4)                 Company regulated by the Superintendency of Banks of Panama.

(5)                 Company regulated by the Superintendency of the Securities Market of Panama.

(6)                 On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

(7)                 On December 29, 2017, the merger of Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos, took place, by which the latter absorbed the first and its new corporate name is Itaú Administradora General de Fondos S.A.

(8)                 On April 1, 2018, the merger of Corpbanca Corredores de Seguros S.A. and Itaú Chile Corredora de Seguros Limitada took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Seguros S.A.

(9)                 On September 29, 2017, the corporate name was changed from Recaudaciones y Cobranzas S.A. to Itaú Corpbanca Recaudaciones y Cobranzas S.A.

(10)            Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).

(11)            On December 18, 2017, the dissolution of the branch located in New York was authorized.

(12)            On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the company to minority shareholders, therefore Itaú Corpbanca and subsidiaries controls, directly and indirectly, 100% of the company’s shares.

(13)            On September 10, 2018, Itaú Corpbanca acquired 127,901 shares of the company to minority shareholders, therefore Itaú Corpbanca controls, directly and indirectly, 100% of the company´s shares.

Associates

Associates are entities over which the Bank has significant influence, but not control.  If an entity holds, directly or indirectly 20% or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Other factors considered to determine the significant influence on an entity are the representations on the Board of Directors or equivalent governing body of the investee; participation in policy-making processes, including participation in decisions about dividends or other distributions; material transactions between the Bank and its investee; interchange of managerial personnel; or provision of essential technical information.

Associates are accounted for using the equity method. According to the equity method, investments are initially recorded at cost, and subsequently increased or decreased to recognize the Bank’s share of the profit or loss of the investee. The Bank’s share of the associate’s profit or loss is recognized in the Bank’s profit or loss under ““Income from investments in companies”. Distributions received reduce the carrying amount of the investment. Adjustments to the carrying amount that arise from changes in the associate’s other comprehensive income, such as revaluation of property, plant and equipment and from foreign exchange translation differences are recognized in the Bank’s other comprehensive income based on the ownership percentage.

Investments in other companies

The shares or rights in other companies are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, with adjustments for impairment loss when appropriate.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Fund Management, Trust Business and Other Related Businesses

The Bank and its subsidiaries manage assets held in common investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services.  Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent(4) is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

•       Scope of its decision-making authority over the investee.

•       Rights held by other parties

•       The remuneration to which it is entitled to in accordance with the remuneration agreements.

•                      Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent.  The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority.  Therefore, as of September 30, 2018 and December 31, 2017 they act as Agents and, therefore, none of these investment vehicles is consolidated.

e)      Non-controlling interest

A non-controlling equity interest represents the results and net assets, not directly or indirectly owned by the Bank. A non-controlling equity interest is reflected as a separate line item in the Interim Consolidated Statement of Other Comprehensive Income and in equity in the Interim Consolidated Statements of Financial Position separately from equity holders of the Bank.

f)      Use of estimates and assumptions

The preparation of the Interim Consolidated Financial Statements requires Management to make decisions, estimates and assumptions affecting the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as revenue and expenses during the reporting period. Actual results may differ from those estimates.

The relevant estimates and assumptions are regularly reviewed by Management to quantify certain assets, liabilities, revenues, expenses, and commitments.  Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future reporting period.

In certain cases, SBIF Regulations and generally accepted accounting principles require assets or liabilities to be recorded or disclosed at their fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When market prices in active markets are available they have been used as a valuation basis.

(4) In accordance with IFRS 10, an agent is a party primarily engaged to act on behalf and for the benefit of another party or parties (the principal(s)) and therefore does not control the investee when it exercises its decision-making authority.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other evaluation techniques.

The Bank has established provisions against potential loan losses in accordance with the regulation issued by the SBIF. In order to comply with these regulations, allowance for loan losses estimates are regularly evaluated taking into account factors such as changes in the nature and size of the loan portfolio, the expected portfolio trends, credit quality and economic conditions that may affect the borrowers’ payment ability.  Changes in allowances for loan losses are reflected as “Provision for Loan Losses” in the Interim Consolidated Statement of Income for the period.

Loans are written-off when Management determines that a loan or a portion of the loan is uncollectible, i.e., in accordance with the regulatory provisions issued by the Superintendency in chapter B-2 “Loans Impairment and Write-offs”. Write-offs are recorded as a reduction of the provision for loan losses.

In particular, information on significant areas of estimates, uncertainties and critical judgments in the application of accounting policies which have a significant effect on the amounts recognized in the Interim Consolidated Financial Statements are described as follows:

•             Useful life of fixed assets and intangible assets (Notes 13, 14, and 31).

•             Valuation of goodwill (Notes 13 and 31).

•             Provision for loan losses (Notes 9, 10 and 28).

•             Fair value of financial assets and liabilities (Note 33).

•             Contingencies and commitments (Note 22).

•             Impairment losses for certain assets (Notes 9, 10, 13, 14, 28 and 31).

•             Current Taxes and Deferred Taxes (Note 15)

•             Consolidation perimeter and control evaluation (Note 1) letter c)).

During the nine-month period ended September 30, 2018, there have been no significant changes in the estimates made at the end of the 2017 period, other than those indicated in these Consolidated Financial Statements (see note 2).

g)      Relative importance

In determining the disclosures about the different items of the financial statements or other matters, in accordance with IAS 34 “Interim Financial Reporting”, the relative importance in relation to the financial statements of the period has been taken into account.

h)      Seasonality or cyclical nature of intermediate period transactions

The activities developed by the Bank and its subsidiaries do not have a cyclical or seasonal nature. For this reason, specific disclosures are not included in these explanatory notes to the Interim Consolidated Financial Statements for the nine-month period ended September 30, 2018.

i)       Uniformity

The accounting policies used in the preparation of these Interim Consolidated Financial Statements are consistent in significant terms with those used in the audited annual Financial Statements as of December 31, 2017, except for the adoption of any modifications to the standards (letter j) below).

Note 1 - General Information and Summary of Significant Accounting Policies, continued

j)                    New accounting pronouncements

New accounting pronouncements

•             SBIF Circulars

Between January 1, 2018 and the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements and / or those related to these matters that have been issued by the Chilean Superintendency of Banks and Financial Institutions (SBIF) are detailed below:

Circular N° 3,634, March 9, 2018 “Recopilación Actualizada de Normas” (Updated Compilation of Standards). Chapters 12-1 and 12-3. Risk-weighted assets, credit equivalent and credit limits applicable to derivative instruments cleared and settled by the Entidad de Contraparte Central (ECC - by its Spanish acronym) (Central Counterparty Entity). Update instructions. Chapter 12-1 introduces an intermediate category in order to classify the credit equivalent of derivative instruments cleared and settled in ECC. The risk weight for these assets will be equal to 2%.

Chapter 12-3 specifies that the 30% limit of the actual equity that credits granted to another bank may reach, is also applicable to transactions with derivative instruments negotiated with banks or branches of foreign banks established in Chile, which are subsequently cleared and settled through a ECC.

The requirements of this standard have been applied starting on July 1, 2018. Management analyzed in detail the modifications introduced by this circular and concluded that the new category had an impact of 1bp on the effective equity ratio as of June 30, 2018, which changed from 14.30% to 14.31%.

Circular N° 3.638, July 6, 2018 “Compendium of Accounting Standards”. The standard establishes the standard method to estimate allowances for loan losses for collectively assessed commercial portfolio related to chapter B-1 of the compendium.

This circular is part of the work that the Superintendency have been doing to establish standardized methodologies for estimating allowances for the collectively assessed portfolios, which started in December 2014. The proposed methods and risk factors considered, are the following:

Commercial leasing portfolio: considers delinquency, type of leased asset (real estate or non-real estate assets) and the current loan to value ratio.

Student loans portfolio: considers type of loan granted, timing for collection of payments and delinquency, in case conditions for collection have been met.

Generic commercial portfolio: considers delinquency and the existence of collaterals that guarantee the loan. In case of a collateral exists, the relationship between the loan and the value of the collateral is considered.

For purposes of  recognition of the accounting effects of the adoption of the standard, the Superintendency has instructed that the impact should be treated as a change in an accounting estimate, in accordance with IAS 8 and, therefore, must be recorded in the statement of income .Implementation is mandatory as of July 1, 2019.

Management is evaluating the potential impact of the adoption of this new circular in its Consolidated Interim Financial Statements.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Accounting Standards introduced by the IASB

The following new Rules and Interpretations have been adopted in these Interim Consolidated Financial Statements:

• Standards and interpretations

IFRS 15, “Revenues from contracts with customers” - published in May 2014 This standard establishes the guidance that an entity must apply for the presentation of useful information to the users of the financial statements in relation to the nature, amount, timing and uncertainty of the revenues and cash flows derived from contracts with customers.  Therefore, the basic principle is that an entity will recognize the revenues that represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services.  Its application supersedes IAS 11 “Construction Contracts”; IAS 18 “Ordinary Revenue”; IFRIC 13 “Customer loyalty programs”; IFRIC 15 “Agreements for the construction of real estate”; IFRIC 18 “Transfers of Assets from Customers”; and SIC-31 “Barter transactions involving advertising services.”

Early adoption is permitted. The IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard had no significant impacts on its Interim Consolidated Financial Statements.

IFRIC 22 “Foreign currency transactions and advance consideration” — Published in December 2016. This IFRIC standard addresses foreign currency transactions (or a part thereof) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an advance consideration before the entity recognizes the related asset, expense or income (or the applicable part thereof). The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made.  The guidance aims to reduce diversity in practice. Its application is mandatory for annual periods beginning on January 1, 2018.

The Bank’s Management concluded that the adoption of this interpretation had no significant impacts on its Interim Consolidated Financial Statements.

• Amendments, improvements and clarifications

Amendment to IFRS 15, “Revenue from contracts with customers”- Published in April 2016.  The amendment introduces clarifications to the guide for the identification of performance obligations in contracts with customers, accounting for intellectual property licenses and the evaluation of principal versus agent (gross versus net income presentation).  It includes new and modified illustrative examples as a guide, as well as practical examples related to the transition to the new income standard.

These amendments will be applied to annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this amendment did not have significant impacts on its Interim Consolidated Financial Statements.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Amendments to IFRS 2, “Share based payments. - Published in September 2016. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled.  Additionally, it introduces an exception to the IFRS 2 principles that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment. These amendments will be applied to annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this amendment did not have significant impacts on its Interim Consolidated Financial Statements.

Annual Improvements Cycle 2014-2016. The document contemplates the following standards:

• Amendment to IFRS 1 “First-time adoption of IFRS” - Published in December 2016.This amendment is related to the suspension of short term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10.

The Bank’s Management concluded that this amendment does not apply to the financial statements since the Bank or its subsidiaries will not be a first-time adopter to IFRS during the year the amendment becomes effective.

• Amendment to IAS 28 “Investments in Associates and Joint Ventures” - Published in December 2016. This amendment relates to the fair value measurement of the associate or joint venture. These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this amendment did not have significant impacts on its Interim Consolidated Financial Statements.

• Amendment to IAS 40 “Investment Property”, in relation to transfers of investment properties. Issued on December 8, 2016, it clarifies that to transfer to, or from, investment properties, there must be a change in usage. To conclude whether the use of a property has changed, there must be an evaluation (supported by evidence) of whether the property meets the definition. This amendment is effective for periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this amendment did not have impact on its Consolidated Interim Financial Statements.

The following new Standards and Interpretations have been issued but have not become in full and force and effect yet as of September 30, 2018

• Standards and interpretations

IFRS 9 “Financial instruments” - Published in July 2014. The IASB has published the full version of IFRS 9, which replaces the application guidance of IAS 39.  This final version includes requirements relating to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current impairment loss model incurred.  The section of IFRS 9 relating to hedge accounting that is part of this final version of IFRS 9 had already been published in November 2013.  Early adoption is allowed. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management analyzed this standard in detail and concluded that, in accordance with the provisions of the SBIF as set forth in paragraph 12 of Chapter A-2, Limitations or Details on the General Criteria Use of the CNC, it will not adopt this standard until the SBIF issue the corresponding instructions to do so.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

IFRS 16 “Leases” — Published in January 2016.  This standard establishes the recognition, measurement, presentation and disclosure of leases from the point of view of lessor or landlord and lessee or tenant.

IFRS 16 replaces the current IAS 17 and introduces a single accounting model in which it requires a lessee to recognize the assets and liabilities of all leases with a term of more than 12 months, unless the underlying asset is of low value. It aims to ensure that lessees and lessors provide relevant information in a way that faithfully represents transactions.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Its early application is allowed for entities that apply IFRS 15 or before the date of initial application of IFRS 16.

The Bank’s Management is evaluating the potential impact of the adoption of this new standard by analyzing its lease agreements, which will allow the Bank to reflect the effects both in its Consolidated Financial Statements and in its solvency ratios.

Amendments to IFRS 4 — Applying IFRS 9 Financial Instruments with IFRS 4 Insurance contracts

Issued on September 12, 2016, it intends to address concerns about the differences between the effective date of IFRS 9 and the upcoming new insurance contract standard, IFRS 17. The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

An option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”).

An optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”).

The entity that opts to apply the overlay approach retroactively to the classification of financial assets will do so when IFRS 9 is applied for the first time, while the entity that chooses to apply the deferment approach will do so for annual periods beginning in or after January 1, 2018.

The Bank’s Management analyzed these amendments in detail and determined that they do not apply to the Bank, given that the entity is not an issuer of insurance or reinsurance contracts.

IFRS 17 Insurance Contracts

Issued on May 18, 2017, it establishes a recognition model for insurance and reinsurance contracts in addition to the requirements that an entity must use to inform such contracts. The application of this international standard allows improving the understanding of the risk exposure of the insurers, their profitability and their financial position. IFRS 17 replaces IFRS 4, effective as of January 1, 2021. A company may choose to apply IFRS 17 before that date, but only if it applies IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

The Bank’s Management evaluated the potential impact of the adoption of this standard in its Consolidated Interim Financial Statements and concluded that they do not apply to the Bank, given that the entity is not an issuer of insurance or reinsurance contracts.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

“IFRIC 23 “Uncertainty over Income Tax Treatments”— Published in June 2017. This standard aims to reduce diversity in the way companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments.  The interpretation addresses how to reflect uncertainty in accounting for income taxes and is applicable to the determination of tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12.

An entity shall apply this interpretation for annual reporting periods as of January 1, 2019. Early application is allowed but the entity must disclose this fact.

The Bank’s Management is still in the process of evaluating the potential impact of this interpretation in its Interim Consolidated Financial Statements.

• Amendments, improvements and clarifications

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures”.  Published in September 2014.  These amendments address a conflict between the requirements of IAS 28 and IFRS 10 and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture. The main consequence of the amendments is that full gain or loss is recognized when the transaction involves a business (whether it is in a subsidiary or not) and a partial gain or loss when the transaction involves assets that do not constitute a business, even if these assets are in a subsidiary.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank’s Management analyzed these amendments in detail and concluded that they do not apply to the Bank financial statements because the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IFRS 9 “Financial instruments” - Published in October 2017. this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities, that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”.

These amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management analyzed this standard in detail and concluded that, in accordance with the provisions of the SBIF as set forth in paragraph 12 of Chapter A-2, Limitations or Details on the General Criteria Use of the CNC, it will not adopt this standard until the SBIF issue the corresponding instructions to do so.

Amendment to IAS 28 “Investments in Associates and Joint Ventures” — Published in October 2017, these amendments clarify that a company applies IFRS 9 “Financial instruments” to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. The Board of Directors has published an example that illustrates how companies apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or a joint venture.

These amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management analyzed these modifications in detail and concluded that they do not apply to the bank´s financial statements because the Bank does not have investments in associates and joint ventures.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Annual improvements Cycle 2015 - 2017 - Amendment published in December 2017, which introduces the following improvements:

• IFRS 3 Business Combinations / IFRS 11 Joint Agreements: it deals with the prior interest in a joint operation, as a business combination in stages.

• IAS 12 Income Tax: it deals with the consequences in income tax on payments of financial instruments classified as equity.

• IAS 23 Costs for loans: it deals with the eligible capitalization costs.

This amendment is effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Conceptual Framework - In March 2018, the International Accounting Standards Board (the Board) issued a complete set of concepts for the financial reporting presentation, the revised Conceptual Framework for Financial Reporting (the Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The Bank’s Management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)- In February 2018, The International Accounting Standards Board issued the Amendment, Reduction or Settlement of the Plan (Amendments to IAS 19) .If a modification occurs, reduction or liquidation of a plan, it is now mandatory that the current service cost and the net interest for the period after the new measurement are determined using the assumptions used for the new measurement.

The amendments are effective for annual periods beginning on January 1, 2019.

The Bank’s Management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Note 2 - Accounting Changes

During the period ended June 30, 2018, improvements were made to the methodology for the determination of the CVA (Credit Value Adjustment), mainly in the determination of the Exposure and LGD (loss given default), which is part of the valuation of the financial derivative contracts. These improvements generated a lower loss of MCh$5,809, which has been recognized as a change in an estimate in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

As of September 30, 2018, no other significant changes in estimates have taken place nor accounting changes that affect the presentation of these Interim Consolidated Financial Statements.

Note 3 - Significant Events

As of September 30, 2018, the following significant events have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements:

ITAÚ CORPBANCA

Dividend Distributions

On March 15, 2018, the Bank´s Board of Directors (the “Board”) agreed to propose to the Bank’s shareholders at the Annual Ordinary Meeting to be held on March 27, 2018 the distribution of 40% of the income for the year ended December 31, 2017 equivalent to MCh$22,979, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.04484469 per share.

At the Annual Ordinary Shareholders Meeting of Itaú Corpbanca, held on March 27, 2018, the shareholders approved the following:

1. Distribution of 40% of the income for the year ended December 31, 2017 equivalent to MCh$22,979, as dividends to shareholders, resulting in a dividend of Ch$0.04484469 per share.

2. The official appointment of Bernard Pasquier as Board of Directors Member, in accordance with article 50 bis of the Chilean Corporations Act who shall hold office until the next Annual General Meeting of Shareholders, when all board members must be renewed.

BANCO ITAÚ CORPBANCA COLOMBIA

Destination of the results of the previous year

In March 2018, the Shareholders’ Meeting was held where was agreed to record in the 2018 financial statements losses from the 2017 fiscal year for the sum of MCh$26,233, as losses from previous years.

INSURANCE BROKERS SUBSIDIARIES

Merger of subsidiaries

On March 29, 2018, the partners of Itaú Chile Corredora de Seguros Limitada considered the fulfillment of the conditions to which the merger with Corpbanca Corredores de Seguros SA was subject to, as agreed upon by the shareholders on September 30, 2017. In addition, on April 1, 2018, the merger of Itaú Chile Corredora de Seguros Limitada with Corpbanca Corredores de Seguros S.A. took place, by incorporating the first in the last, which for all legal purposes is the surviving entity, now known as Itaú Corredores de Seguros S.A.

Note 4 - Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating Segments”.

a.         Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

i)                Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability.  The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the nine-months periods ended September 30, 2018 and 2017.

ii)            Colombia

Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single CGU, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this segment.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

b.         Geographical information

The segments reported by Itaú Corpbanca, disclose revenue from ordinary activities carried out by external customers:

•    attributed to the entity’s country of domicile and

•    attributed, in aggregate, to all foreign countries in which the entity obtains revenue from ordinary activities.

Note 4 - Reporting Segments, continued

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. Pursuant to the foregoing, the Group operates in two main geographic areas: Chile and Colombia.

Chile segment includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment includes the operations carried out by Itaú S.A. (Panama) and Itaú Casa de Valores S.A.

Information on interest income and interest expenses for the nine-month periods ended September 30, 2018 and 2017, of the aforementioned geographic areas is presented below:

	2018			2017
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	858,561	400,228	1,258,789	785,980	433,117	1,219,097
Interes expense	(442,127)	(196,163)	(638,290)	(404,501)	(262,632)	(667,133)
Net interest income	416,434	204,065	620,499	381,479	170,485	551,964

c.          Information on assets, liabilities and profits and losses

Segment information on assets, liabilities, profits and losses for the period is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the SBIF.

c.1 Assets and Liabilities:

		As of September 30, 2018			As of December 31, 2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	678,632	351,450	1,030,082	609,279	354,751	964,030
Cash items in process of collection	5	651,894	81	651,975	155,950	1,067	157,017
Trading investments	6	31,326	42,527	73,853	25,652	389,409	415,061
Investments under resale agreements	7	93,165	42,620	135,785	2,292	26,232	28,524
Financial derivative contracts	8	1,131,437	79,625	1,211,062	1,158,002	90,773	1,248,775
Loans and accounts receivable from customers and interbank loans	9-10	16,290,539	4,505,236	20,795,775	15,593,593	4,208,150	19,801,743
Available for sale investments	11	1,243,894	1,067,101	2,310,995	1,931,639	721,427	2,653,066
Held to maturity investments	11	170,800	92,764	263,564	95,652	106,378	202,030
Investments in companies	12	6,237	4,483	10,720	6,271	4,141	10,412
Intangible assets (*)	13	1,442,279	191,968	1,634,247	1,414,859	190,375	1,605,234
Fixed assets	14	73,106	18,278	91,384	82,481	48,098	130,579
Current taxes	15	95,392	49,319	144,711	202,093	36,359	238,452
Deferred taxes	15	154,749	8,361	163,110	161,109	—	161,109
Other assets	16	459,754	97,924	557,678	364,384	80,308	444,692
Totals		22,523,204	6,551,737	29,074,941	21,803,256	6,257,468	28,060,724

(*) Includes Goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1,187,448 as of September 30, 2018 (MCh$1,169,243 as of December 31, 2017).

		As of September 30, 2018			As of December 31, 2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	17	2,362,554	1,891,100	4,253,654	2,399,159	1,742,508	4,141,667
Cash items in process of being cleared	5	550,068	—	550,068	109,496	—	109,496
Obligations under repurchase agreements	7	219,157	382,481	601,638	44,264	376,656	420,920
Time deposits and other time liabilities	17	8,096,699	2,209,486	10,306,185	7,868,572	2,196,671	10,065,243
Financial derivative contracts	8	959,771	56,507	1,016,278	1,036,024	59,130	1,095,154
Interbank borrowings	18	1,459,982	708,779	2,168,761	1,545,143	650,987	2,196,130
Debt instruments issued	19	5,394,557	504,327	5,898,884	5,484,562	465,476	5,950,038
Other financial liabilities	19	11,593	—	11,593	16,255	811	17,066
Current taxes	15	18	119	137	624	—	624
Deferred taxes	15	63	406	469	52	11,382	11,434
Provisions	20	136,216	76,286	212,502	123,682	66,008	189,690
Other liabilities	21	480,041	46,569	526,610	399,757	63,675	463,432
Totals		19,670,719	5,876,060	25,546,779	19,027,590	5,633,304	24,660,894

Note 4 - Reporting Segments, continued

c.2 Income for the three and nine-month periods ended September 30, 2018 and 2017:

		For the three-month periods ended September 30,
		2018			2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	24	139,667	68,431	208,098	120,749	57,205	177,954
Net fee and commission income	25	37,183	10,073	47,256	37,514	7,628	45,142
Net income (expense) from financial operations	26	58,822	5,815	64,637	(17,998)	5,450	(12,548)
Net foreign exchange gain (loss)	27	(29,209)	(777)	(29,986)	13,245	4,604	17,849
Other operating income		2,904	3,948	6,852	2,743	3,233	5,976
Provision for loan losses	28	(36,120)	(18,496)	(54,616)	(55,851)	(21,589)	(77,440)
NET OPERATING PROFIT		173,247	68,994	242,241	100,402	56,531	156,933
Depreciation and amortization	31	(14,284)	(9,325)	(23,609)	(12,986)	(7,606)	(20,592)
Operating expenses		(108,287)	(52,034)	(160,321)	(108,320)	(54,415)	(162,735)
OPERATING INCOME		50,676	7,635	58,311	(20,904)	(5,490)	(26,394)
Income from investments in companies	12	51	4	55	33	—	33
Income taxes	15	(11,643)	(1,904)	(13,547)	17,453	4,697	22,150
CONSOLIDATED INCOME FOR THE PERIOD		39,084	5,735	44,819	(3,418)	(793)	(4,211)

		For the nine-month periods ended September 30,
		2018			2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	24	416,434	204,065	620,499	381,479	170,485	551,964
Net fee and commission income	25	110,001	26,456	136,457	101,692	29,973	131,665
Net income (expense) from financial operations	26	115,801	7,271	123,072	6,462	35,757	42,219
Net foreign exchange gain (loss)	27	(7,044)	6,001	(1,043)	18,699	12,510	31,209
Other operating income		15,659	10,116	25,775	36,849	6,873	43,722
Provision for loan losses	28	(99,319)	(75,037)	(174,356)	(131,440)	(82,231)	(213,671)
NET OPERATING PROFIT		551,532	178,872	730,404	413,741	173,367	587,108
Depreciation and amortization	31	(39,624)	(25,076)	(64,700)	(38,277)	(23,339)	(61,616)
Operating expenses		(327,995)	(156,482)	(484,477)	(306,760)	(169,296)	(476,056)
OPERATING INCOME		183,913	(2,686)	181,227	68,704	(19,268)	49,436
Income from investments in companies	12	297	1,244	1,541	297	877	1,174
Income taxes	15	(45,662)	9,048	(36,614)	17,692	15,925	33,617
CONSOLIDATED INCOME FOR THE PERIOD		138,548	7,606	146,154	86,693	(2,466)	84,227

Note 5 - Cash and Cash Equivalents

a.         Cash and Cash Equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30,	As of December 31,
	2018	2017
	MCh$	MCh$
Cash and deposits in banks
Cash	308,985	254,824
Deposits in the Central Bank of Chile	107,739	53,187
Deposits in local banks	2,575	9,389
Deposits in foreign banks	610,783	646,630
Subtotals cash and deposits in banks	1,030,082	964,030

Cash items in process of collection, net	101,907	47,521
Highly liquid financial instruments (1)	74,257	35,014
Investments under resale agreements (2)	135,785	28,524
Totals cash and cash equivalents	1,342,031	1,075,089

(1) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of September 30,	As of December 31,
		2018	2017
	Notes	MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	7,093	19,239
Available for sale investments	11	67,164	15,775
Totals		74,257	35,014

(2) Investments under resale agreements: corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item “Investments under resale agreements” in the Interim Consolidated Statement of Financial Position. The detail is as follows:

		As of September 30,	As of December 31,
		2018	2017
	Notes	MCh$	MCh$
Investments under resale agreements	7 a)	135,785	28,524

Note 5 - Cash and Cash Equivalents, continued

b.         Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of September 30,	As of December 31,
	2018	2017
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	40,614	66,996
Funds receivable	611,361	90,021
Subtotals assets	651,975	157,017
Liabilities
Funds payable	550,068	109,496
Subtotals liabilities	550,068	109,496
Cash items in process of collection, net	101,907	47,521

c.          Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investments portfolio.  This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11).

iii. Foreign borrowings and repayment of foreign borrowings.  These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 18) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

iv. Increase and repayment of other borrowings.  These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 19).

Note 6 - Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of September 30,	As of December 31,
	2018	2017
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank bonds	9,122	1,705
Chilean Centran Bank notes	13,464	2,258
Other Chilean Central Bank and Government securities	3,477	3,163
Other Chilean securities
Bonds	3	5
Notes	3,352	—
Other securities	—	—
Foreign financial securities
Bonds	32,845	381,262
Notes	—	—
Other securities	9,682	8,147
Investments in mutual funds
Funds managed by related entities	417	18,521
Funds managed by others	1,491	—
Totals	73,853	415,061

As of September 30, 2018, the trading portfolio financial assets include MCh$7,093 (MCh$19,239 as of December 31, 2017) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements

a.         The Bank purchases financial instruments to resell them on a future date.  As of September 30, 2018 and December 31, 2017, the instruments acquired under agreements to resell are as follows:

	As of September 30, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	20,124	—	—	20,124
Government securities	73,041	—	—	73,041
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Central Banks and Government securities	32,629	—	—	32,629
Other foreign instruments	9,991	—	—	9,991
Totals	135,785	—	—	135,785

	As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	2,292	—	—	2,292
Government securities	—	—	—	—
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Central Banks and Government securities	21,248	—	—	21,248
Other foreign instruments	4,984	—	—	4,984
Totals	28,524	—	—	28,524

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b.         As of September 30, 2018 and December 31, 2017, the instruments acquired under agreements to repurchase are as follows:

	As of September 30, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	18,696	—	—	18,696
Government securities	149,543	—	—	149,543
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—
Notes	—	—	—	—
Other securities	50,917	—	—	50,917
Foreign financial securities
Central Banks and Government securities	—	—	—	—
Other foreign instruments	382,482	—	—	382,482
Totals	601,638	—	—	601,638

	As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	—	—	—	—
Government securities	11,703	—	—	11,703
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	26,573	—	—	26,573
Notes	5,988	—	—	5,988
Other securities	—	—	—	—
Foreign financial securities
Central Banks and Government securities	—	—	—	—
Other foreign instruments	376,656	—	—	376,656
Totals	420,920	—	—	420,920

Note 8 - Financial Derivative Contracts and Hedge Accounting

a.         The Bank and subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment). The detail of these instruments is presented below:

	As of September 30, 2018		As of December 31, 2017
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	32,722	96,529	51,409	121,378
Derivatives held for trading	1,178,340	919,749	1,197,366	973,776
Totals	1,211,062	1,016,278	1,248,775	1,095,154

b.         Derivatives financial assets

	As of September 30, 2018
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	6,149,717	3,807,295	909,660	274,694
Currency swaps	97,337	699,976	3,504,876	384,164
Interest rate swaps	2,998,677	6,647,496	26,000,497	550,269
Call currency options	53,135	30,146	—	1,810
Put currency options	3,936	3,026	—	125
Totals	9,302,802	11,187,939	30,415,033	1,211,062

	As of December 31, 2018
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,855,360	5,728,141	700,252	316,901
Currency swaps	92,772	299,288	3,260,432	396,239
Interest rate swaps	5,781,923	10,258,903	23,469,906	534,505
Call currency options	33,709	47,300	26,223	421
Put currency options	6,675	9,827	25,808	709
Totals	14,770,439	16,343,459	27,482,621	1,248,775

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

c.          Derivatives financial liabilities

	As of September 30, 2018
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,672,567	4,692,384	1,063,937	274,411
Currency swaps	37,511	625,064	2,756,655	249,328
Interest rate swaps	2,970,391	7,074,397	22,709,257	490,886
Call currency options	30,155	19,454	—	1,172
Put currency options	17,046	9,329	—	481
Totals	8,727,670	12,420,628	26,529,849	1,016,278

	As of December 31, 2017
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,023,102	5,821,573	807,071	333,482
Currency swaps	109,275	414,355	2,822,789	290,288
Interest rate swaps	5,481,548	8,843,640	20,720,506	468,928
Call currency options	6,675	7,369	—	86
Put currency options	17,629	25,459	415	2,370
Totals	14,638,229	15,112,396	24,350,781	1,095,154

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

d.         As of September 30, 2018 and December 31, 2017, the portfolio of derivative financial instruments for hedge accounting and trading purposes are as follows:

	As of September 30, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	1,597,071	2,583,115	2,542,863	32,722	96,529
Fair value hedge
Currency forwards	—	—	—	3,438	894
Currency swaps	—	243,131	—	—	23,980
Interest rate swaps	3,862	99,788	2,278,839	12,699	21,753
Subtotals	3,862	342,919	2,278,839	16,137	46,627
Cash flows hedge
Currency forwards	462,693	1,351,539	—	6	9,646
Currency swaps	—	320,628	—	3,920	19,671
Interest rate swaps	—	199,811	264,024	1,302	2,517
Subtotals	462,693.00	1,871,978.00	264,024.00	5,228.00	31,834.00
Net investment in a foreign operation hedge
Currency forwards	1,130,516	368,218	—	11,357	18,068
Subtotals	1,130,516.00	368,218.00	—	11,357.00	18,068.00

Derivatives held for trading	16,433,401	21,025,452	54,402,019	1,178,340	919,749
Currency forwards	10,229,075	6,779,922	1,973,597	259,893	245,803
Currency swaps	134,848	761,281	6,261,531	380,244	205,677
Interest rate swaps	5,965,206	13,422,294	46,166,891	536,268	466,616
Call currency options	83,290	49,600	—	1,810	1,172
Put currency options	20,982	12,355	—	125	481
Subtotals	16,433,401	21,025,452	54,402,019	1,178,340	919,749
Totals	18,030,472	23,608,567	56,944,882	1,211,062	1,016,278

	As of December 31, 2017
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	2,950,441	1,195,024	3,516,621	51,409	121,378
Fair value hedge
Currency forwards	—	—	—	1,417	78
Currency swaps	—	—	264,226	2,735	40,441
Interest rate swaps	442,426	7,567	2,186,949	7,832	39,327
Subtotals	442,426	7,567	2,451,175	11,984	79,846
Cash flows hedge
Currency forwards	1,401,144	590,463	219,453	8,787	3,946
Currency swaps	—	—	309,970	—	22,315
Interest rate swaps	—	305,800	536,023	1,680	6,481
Subtotals	1,401,144.00	896,263.00	1,065,446.00	10,467.00	32,742.00
Net investment in a foreign operation hedge
Currency forwards	1,106,871	291,194	—	28,958	8,790
Subtotals	1,106,871.00	291,194.00	—	28,958.00	8,790.00

Derivatives held for trading	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Currency forwards	15,370,447	10,668,057	1,287,870	277,739	320,668
Currency swaps	202,047	713,643	5,509,025	393,504	227,532
Interest rate swaps	10,821,045	18,789,176	41,467,440	524,993	423,120
Call currency options	40,384	54,669	26,223	421	86
Put currency options	24,304	35,286	26,223	709	2,370
Subtotals	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Totals	29,408,668	31,455,855	51,833,402	1,248,775	1,095,154

Note 9 - Interbank Loans

As of September 30, 2018 and December 31, 2017, the balances presented under the item “Interbank loans, net”, are as follows:

	As of September 30,	As of December 31,
	2018	2017
	MCh$	MCh$
Local banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign banks
Interbank cash loans	33	862
Loans to foreign banks	7,162	13,875
Non-transferable deposits with foreign banks	52,399	21,544
Allowances for loans losses	(402)	(208)
Subtotals	59,192	36,073
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	242,030	34,004
Subtotals	242,030	34,004
Totals	301,222	70,077

(*) Correspond to deposits that do not meet the conditions to be classified as demand deposits.

Detail on movements of allowances for loan losses and impairment for interbank loans with local and foreign banks and financial institutions during the nine-month period ended September 30, 2018 and for the year ended December 31, 2017, are summarized as follows:

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balance as of January 1, 2018	—	(208)	(208)
Charge-offs	—	—	—
Allowances established	—	(234)	(234)
Allowances released	—	63	63
Impairment	—	—	—
Exchange differences	—	(23)	(23)
Balances as of September 30, 2018	—	(402)	(402)

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balance as of January 1, 2017	—	(212)	(212)
Charge-offs	—	—	—
Allowances established	—	(226)	(226)
Allowances released	—	209	209
Impairment	—	—	—
Exchange differences	—	21	21
Balances as of December 31, 2017	—	(208)	(208)

Note 10 - Loans and Accounts Receivable from Customers

a)                 Loans and account receivables from customers

As of September 30, 2018 and December 31, 2017, composition of the loan portfolio is as follows:

	Assets before allowances			Allowances
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
As of September 30, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,465,141	808,245	11,273,386	342,310	40,182	382,492	10,890,894
Foreign trade loans	796,386	33,928	830,314	28,521	1,027	29,548	800,766
Checking accounts debtors	129,331	9,034	138,365	5,767	3,589	9,356	129,009
Factoring transactions	114,020	277	114,297	248	4	252	114,045
Student loans	740,595	69,063	809,658	—	16,954	16,954	792,704
Leasing transactions	847,008	83,020	930,028	16,479	3,213	19,692	910,336
Other commercial loans and receivables	26,094	2,078	28,172	755	695	1,450	26,722
Subtotals	13,118,575	1,005,645	14,124,220	394,080	65,664	459,744	13,664,476
Mortgage loans
Loans with mortgage finance bonds	38,077	2,354	40,431	—	105	105	40,326
Endorsable mortgage mutual loans	113,695	8,346	122,041	—	1,741	1,741	120,300
Other mortgage mutual loans	3,726,509	174,922	3,901,431	—	23,872	23,872	3,877,559
Mortgage leasing transactions	307,371	14,239	321,610	—	10,676	10,676	310,934
Other mortgage loans and receivables	21,996	2,067	24,063	—	339	339	23,724
Subtotals	4,207,648	201,928	4,409,576	—	36,733	36,733	4,372,843
Consumer loans
Installment consumer loans	1,817,480	100,494	1,917,974	—	122,378	122,378	1,795,596
Checking account debtors	189,434	16,669	206,103	—	15,987	15,987	190,116
Credit card balances	422,839	14,781	437,620	—	25,083	25,083	412,537
Consumer leasing transactions	7,237	443	7,680	—	423	423	7,257
Other consumer loans and receivables	53,978	2,249	56,227	—	4,499	4,499	51,728
Subtotals	2,490,968	134,636	2,625,604	—	168,370	168,370	2,457,234
Totals	19,817,191	1,342,209	21,159,400	394,080	270,767	664,847	20,494,553

	Assets before allowances			Allowances
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,345,995	770,081	11,116,076	367,799	39,180	406,979	10,709,097
Foreign trade loans	650,959	49,774	700,733	30,168	918	31,086	669,647
Checking accounts debtors	131,332	8,016	139,348	2,656	2,560	5,216	134,132
Factoring transactions	140,375	363	140,738	377	8	385	140,353
Student loans	618,543	55,535	674,078	—	12,794	12,794	661,284
Leasing transactions	851,882	88,907	940,789	14,577	4,030	18,607	922,182
Other commercial loans and receivables	24,261	1,598	25,859	506	880	1,386	24,473
Subtotals	12,763,347	974,274	13,737,621	416,083	60,370	476,453	13,261,168
Mortgage loans
Loans with mortgage finance bonds	44,432	2,968	47,400	—	160	160	47,240
Endorsable mortgage mutual loans	127,153	8,766	135,919	—	2,070	2,070	133,849
Other mortgage mutual loans	3,507,384	153,516	3,660,900	—	27,048	27,048	3,633,852
Mortgage leasing transactions	272,544	9,591	282,135	—	10,210	10,210	271,925
Other mortgage loans and receivables	24,231	2,168	26,399	—	418	418	25,981
Subtotals	3,975,744	177,009	4,152,753	—	39,906	39,906	4,112,847
Consumer loans
Installment consumer loans	1,725,652	84,397	1,810,049	—	114,033	114,033	1,696,016
Checking account debtors	193,325	14,176	207,501	—	13,492	13,492	194,009
Credit card balances	405,786	15,383	421,169	—	22,408	22,408	398,761
Consumer leasing transactions	10,832	344	11,176	—	453	453	10,723
Other consumer loans and receivables	60,651	2,760	63,411	—	5,269	5,269	58,142
Subtotals	2,396,246	117,060	2,513,306	—	155,655	155,655	2,357,651
Totals	19,135,337	1,268,343	20,403,680	416,083	255,931	672,014	19,731,666

Non-impaired portfolio: Includes individually assessed debtors classified in the Normal portfolio (categories A1 to A6) and in the Substandard portfolio (categories B1 and B2, only). For debtors collectively assessed, it includes the Normal portfolio.

Impaired portfolio: Includes individually assessed debtors classified in the Non-compliant portfolio (categories C1 to C6) and in the Substandard portfolio (categories B3 and B4, only). For debtors collectively assessed, it includes the Non-compliant portfolio.

Note 10 - Loans and Accounts Receivable from Customers, continued

b)                 Allowances

Movements on allowances for loan losses for the nine-month periods ended September 30, 2018 and for the year ended December 31, 2017, are summarized as follows:

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2018	416,083	255,931	672,014
Portfolio charge-offs
Commercial loans	(57,488)	(25,941)	(83,429)
Mortgage loans	—	(5,477)	(5,477)
Consumer loans	—	(128,308)	(128,308)
Total charge-offs	(57,488)	(159,726)	(217,214)
Allowances established	131,111	293,926	425,037
Allowances released	(92,231)	(139,746)	(231,977)
Allowances used	(20,889)	—	(20,889)
Exchange differences	17,494	20,382	37,876
Balances as of September 30, 2018	394,080	270,767	664,847

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	381,239	217,491	598,730
Portfolio charge-offs
Commercial loans	(56,939)	(35,504)	(92,443)
Mortgage loans	—	(3,879)	(3,879)
Consumer loans	—	(115,708)	(115,708)
Total charge-offs	(56,939)	(155,091)	(212,030)
Allowances established	310,103	359,423	669,526
Allowances released	(183,917)	(145,915)	(329,832)
Allowances used	(9,760)	—	(9,760)
Exchange differences	(24,643)	(19,977)	(44,620)
Balances as of December 31, 2017	416,083	255,931	672,014

c)                  Portfolio sales

For the nine-month periods ended September 30, 2018 and 2017, the Bank sold part of its loan portfolio. Detail of these operations is presented below:

	For the nine-month periods ended September 30,
	2018				2017
	Loan value	Allowances (*)	Sale price	Net profit	Loan value	Allowances (*)	Sale price	Net profit
Type of portfolio	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current portfolio	52,889	41,733	20,544	9,388	—	—	—	—
Write-off portfolio	—	—	1,132	1,132	—	—	1,674	1,674

(*) It includes allowances for contingent loans for MCh$20,844.

Note 11 - Investment Instruments

a.         As of September 30, 2018 and December 31, 2017, detail of instruments available for sale and held to maturity is as follows:

	As of September 30, 2018			As of December 31, 2017
	Available for sale	Held to maturity	Totals	Available for sale	Held to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	471,133	—	471,133	687,945	—	687,945
Chilean Treasury bonds	675,089	—	675,089	1,081,879	—	1,081,879
Other government securities	25,870	—	25,870	14,053	—	14,053
Other local institutions financial instruments
Time deposits in local banks	41,151	—	41,151	114,038	—	114,038
Mortgage finance bonds	52	—	52	64	—	64
Chilean financial institutions bonds	—	—	—	9,032	—	9,032
Other local financial investments	6,017	—	6,017	6,159	—	6,159
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	493,085	—	493,085	420,687	—	420,687
Other foreign financial instruments	598,551	263,564	862,115	300,740	202,030	502,770
Investments not quoted in active markets
Corporate bonds	47	—	47	18,469	—	18,469
Other financial instruments	—	—	—	—	—	—
Totals	2,310,995	263,564	2,574,559	2,653,066	202,030	2,855,096

As of September 30, 2018, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$67,164. As of December 31, 2017, the amount of instruments with these characteristics is MCh$15,775 (see Note 5).

As of September 30, 2018, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$18,786 (MCh$24,552 as of December 31, 2017), presented under “Valuation accounts” in Equity.

Note 11 - Investment Instruments, continued

b.         Unrealized gains and losses of the available for sale portfolio as of September 30, 2018 and December 31, 2017 are detail as follows:

	As of September 30, 2018
	Amortized	Unrealized
	cost	Gain	Losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	471,675	639	(1,181)	471,133
Chilean Treasury bonds	675,581	1,672	(2,164)	675,089
Other government securities	26,417	—	(547)	25,870
Other local institutions financial instruments
Time deposits in local banks	41,151	—	—	41,151
Mortgage finance bonds	51	1	—	52
Chilean financial institutions bonds	—	—	—	—
Other local financial investments	4,280	1,737	—	6,017
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	476,034	22,190	(5,139)	493,085
Other foreign financial instruments	594,767	22,478	(18,694)	598,551
Investments not quoted in active markets
Corporate bonds	44	3	—	47
Other financial instruments	—	—	—	—
Totals	2,290,000	48,720	(27,725)	2,310,995

	As of December 31, 2017
	Amortized	Unrealized
	cost	Gain	Losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	688,770	806	(1,631)	687,945
Chilean Treasury bonds	1,081,633	3,526	(3,280)	1,081,879
Other government securities	14,206	—	(153)	14,053
Other local institutions financial instruments
Time deposits in local banks	114,073	—	(35)	114,038
Mortgage finance bonds	64	—	—	64
Chilean financial institutions bonds	9,034	25	(27)	9,032
Other local financial investments	3,942	2,217	—	6,159
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	416,995	3,921	(229)	420,687
Other foreign financial instruments	281,833	19,090	(183)	300,740
Investments not quoted in active markets
Corporate bonds	17,964	505	—	18,469
Other financial instruments	—	—	—	—
Totals	2,628,514	30,090	(5,538)	2,653,066

Note 12 - Investments in Companies

a.         Detail of the investments in companies is presented below:

	As of September 30, 2018		As of December 31, 2017
Company	%	MCh$	%	MCh$
Nexus S.A.	12.9000	1,056	12.9000	1,056
Transbank S.A.	8.7200	3,616	8.7200	3,616
Combanc S.A. (**)	8.1800	307	9.1800	344
Redbanc S.A.	2.5000	110	2.5000	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4000	132	9.4000	132
Imerc OTC S.A.	8.6600	1,012	8.6600	1,012
A.C.H Colombia (*)	4.2100	199	4.2100	184
Redeban Multicolor S.A. (*)	1.6000	230	1.6000	213
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056	83	6.2056	77
Cámara de Riesgo Central de Contraparte S.A. (*)	2.4300	168	2.4300	156
Servibanca - Tecnibanca (*)	4.5300	986	4.5300	915
Bolsa de Valores de Colombia (*)	0.6700	567	0.6700	508
Credibanco (*)	6.3662	2,236	6.3662	2,072
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	18	5.2630	17
Totals		10,720		10,412

(*) Correspond to investments in other companies held by subsidiaries established in Colombia.

(**) In August 2018, and in accordance to the Shareholders agreement of Combanc S.A., Itaú Corpbanca ceded 96 shares at a price of $621,935.82 each, decreasing its ownership percentage from 9.18% to 8.18%. As a result of this transaction the Bank generated a net gain of MCh$22.

During the nine-month periods ended September 30, 2018 and 2017, the Bank received dividends, according to the following detail:

	2018	2017
	MCh$	MCh$
Dividends received	1,519	1,141
Totals	1,519	1,141

Movement on investments in companies for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017, is as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Balances as of January 1,	10,412	19,967
Acquisition of investments	—	29
Sale of investments	(37)	(4,917)
Transfer to available for sale investments	—	(4,118)
Exchange differences	345	(549)
Totals	10,720	10,412

Note 13 - Intangible Assets

a.         Composition of intangibles assets as of September 30, 2018 and December 31, 2017 is as follows:

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated amortization	Net assets as of September 30, 2018
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	113,355	254,220	(107,146)	147,074
IT projects and licenses	6	2	16,663	42,613	(29,124)	13,489
Assets generated in business combination			1,474,570	1,577,735	(104,583)	1,473,152
- Goodwill			1,169,243	1,187,448	—	1,187,448
- Trademarks	10	10	42,106	51,447	(13,169)	38,278
- Customer relationship	7	12	76,038	96,074	(22,677)	73,397
- Core deposits	9	9	187,183	242,766	(68,737)	174,029
Other projects	10	4	646	3,645	(3,113)	532
Totals			1,605,234	1,878,213	(243,966)	1,634,247

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2017	Gross balances	Accumulated amortization	Net assets as of December 31, 2017
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	5	87,324	203,080	(89,725)	113,355
IT projects and licenses	6	5	21,300	42,474	(25,811)	16,663
Assets generated in business combination			1,548,173	1,545,195	(70,625)	1,474,570
- Goodwill			1,188,447	1,169,243	—	1,169,243
- Trademarks	10	9	47,209	51,417	(9,311)	42,106
- Customer relationship	7	7	89,827	91,046	(15,008)	76,038
- Core deposits	9	8	222,690	233,489	(46,306)	187,183
Other projects	10	2	817	3,645	(2,999)	646
Totals			1,657,614	1,794,394	(189,160)	1,605,234

b.         Movements on gross balances of intangible assets for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	203,080	42,474	375,952	1,169,243	3,645	1,794,394
Acquisitions	46,204	85	—	—	—	46,289
Retirements	(47)	—	—	—	—	(47)
Exchange differences	4,983	54	14,335	18,205	—	37,577
Balances as of September 30, 2018	254,220	42,613	390,287	1,187,448	3,645	1,878,213

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	162,385	42,447	391,583	1,188,447	3,645	1,788,507
Acquisitions	42,867	36	—	—	—	42,903
Retirements	(123)	—	—	—	—	(123)
Exchange differences	(2,049)	(9)	(15,631)	(19,204)	—	(36,893)
Balances as of December 31, 2017	203,080	42,474	375,952	1,169,243	3,645	1,794,394

Note 13 - Intangible Assets, continued

c.          Movements on accumulated amortization of intangible assets for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)
Amortization for the period	(15,336)	(3,287)	(30,796)	(114)	(49,533)
Exchange differences	(2,085)	(26)	(3,162)	—	(5,273)
Balances as of September 30, 2018	(107,146)	(29,124)	(104,583)	(3,113)	(243,966)

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(75,061)	(21,147)	(31,857)	(2,828)	(130,893)
Amortization for the year	(16,607)	(4,672)	(41,038)	(158)	(62,475)
Exchange differences	1,943	8	2,270	(13)	4,208
Balances as of December 31, 2017	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)

d.         Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of September 30, 2018 and December 31, 2017 there is no indication nor concrete evidence of impairment (see details in note 31). As of the date of these financial statements, there have been no events that require the recognition of impairment.

e.          Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of September 30, 2018 and December 31, 2017.  In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Note 14 - Fixed Assets

a.         Fixed Assets as of September 30, 2018 and December 31, 2017 are broken down as follows:

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2018	Gross balances	Accumulated depreciation	Net assets as of September 30, 2018
			MCh$	MCh$	MCh$	MCh$
Land and buildings	23	17	83,151	70,365	(24,682)	45,683
Equipment	4	1	25,160	74,200	(47,410)	26,790
Others	6	3	22,268	50,342	(31,431)	18,911
- Furniture			10,357	29,482	(19,479)	10,003
- Leased assets			—	28	(28)	—
- Others			11,911	20,832	(11,924)	8,908
Totals			130,579	194,907	(103,523)	91,384

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2017	Gross balances	Accumulated depreciation	Net assets as of December 31, 2017
			MCh$	MCh$	MCh$	MCh$
Land and buildings	25	16	78,034	118,481	(35,330)	83,151
Equipment	5	1	25,997	65,018	(39,858)	25,160
Others	8	3	17,012	50,773	(28,505)	22,268
- Furniture			8,418	27,860	(17,503)	10,357
- Leased assets			50	28	(28)	—
- Others			8,544	22,885	(10,974)	11,911
Totals			121,043	234,272	(103,693)	130,579

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank’s fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b.         Movements on gross balances of fixed assets for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017, are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	118,481	65,018	50,773	234,272
Acquisitions	3,707	7,667	25	11,399
Sales and/or retirements for the period	(11,460)	(1,277)	(910)	(13,647)
Reclasification to asset held for sale (*)	(46,051)	—	—	(46,051)
Exchange differences	5,688	2,792	454	8,934
Balances as of September 30, 2018	70,365	74,200	50,342	194,907

(*) See detail in Note 16 “Other Assets”.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	107,989	62,007	42,726	212,722
Acquisitions	27,125	7,853	9,274	44,252
Sales and/or retirements for the year	(12,636)	(2,241)	(952)	(15,829)
Exchange differences	(3,997)	(2,601)	(275)	(6,873)
Balances as of December 31, 2017	118,481	65,018	50,773	234,272

Note 14 - Fixed Assets, continued

c.          Movements on accumulated depreciation of fixed assets for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017, are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Acquisitions	(5,638)	(6,762)	(2,767)	(15,167)
Sales and/or disposals for the period	2,666	1,184	667	4,517
Reclasification to asset held for sale (*)	14,741	—	—	14,741
Exchange differences	(1,121)	(1,974)	(826)	(3,921)
Balances as of September 30, 2018	(24,682)	(47,410)	(31,431)	(103,523)

(*) See detail in Note 16 “Other Assets”.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Acquisitions	(7,218)	(8,054)	(4,098)	(19,370)
Sales and/or retirements for the year	—	2,178	481	2,659
Exchange differences	1,843	2,055	826	4,724
Impairment	—	(27)	—	(27)
Balances as of December 31, 2017	(35,330)	(39,858)	(28,505)	(103,693)

d.         The Bank and its subsidiaries have no restrictions on fixed assets as of September 30, 2018 and December 31, 2017. In addition, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on fixed assets as of the aforementioned dates.

Note 15 - Current Taxes and Deferred Taxes

a)                 Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of September 30, 2018 was MCh$144,574 (MCh$237,828 as of December 31, 2017), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area

	As of September 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	95,392	—	49,319	144,711	202,093	—	36,359	238,452
Current tax liabilities	(18)	—	(119)	(137)	(624)	—	—	(624)
Totals net	95,374	—	49,200	144,574	201,469	—	36,359	237,828

(*) Corresponds to the subsidiary located in New York.

a.2) Details of current tax items by geographical area

	As of September 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27% / 25,5%	(41,989)	—	(10,686)	(52,675)	(8,332)	—	(11,357)	(19,689)

Less:
Monthly provisional payments	13,278	—	21,509	34,787	49,035	—	3,434	52,469
Tax credit for training costs	400	—	—	400	831	—	—	831
Tax credit for donations	613	—	—	613	—	—	—	—
Other taxes to be recovered (**)	123,072	—	38,377	161,449	159,935	—	44,282	204,217
Totals	95,374	—	49,200	144,574	201,469	—	36,359	237,828

(*) Corresponds to the subsidiary located in New York.

(**) The other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed profits with reimbursement right, among others.

b)                 Effect on income

The tax expense for the nine-month periods ended September 30, 2018 and 2017 is comprised of the following items:

	For the nine-month periods ended September 30,
	2018	2017
	MCh$	MCh$
Income tax expense
Income tax for the period	(66,766)	(20,742)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the period	29,502	54,359
Subtotals	(37,264)	33,617
Others	650	—
Net (debit) credit to income taxes	(36,614)	33,617

Note 15 - Current Taxes and Deferred Taxes, continued

c)                  Effective Tax Rate Reconciliation

Nominal tax rates by geographical area are as follows:

	2018	2017
Nominal tax rates by geographic area	Rate	Rate
Chile	27.0%	25.5%
Colombia	37.0%	40.0%
USA	21.0%	35.0%

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the nine-month periods ended September 30, 2018 and 2017:

	For the nine-month periods ended September 30,
	2018		2017
	Tax rate	Tax amount	Tax rate	Tax amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	49,347	25.50	12,906
Exchange differences due to investments in Colombia	9.84	17,978	(23.22)	(11,752)
Equity price level restatement for tax purposes	(9.11)	(16,657)	(20.58)	(10,416)
Colombia business combination effects	(6.40)	(11,692)	(33.27)	(16,837)
Change in Colombian tax rate effect	0.13	233	5.79	2,928
Tax rate effects due to New York subsidiary (**)	(0.15)	(270)	(3.43)	(1,736)
Tax rate effects due to Colombian subsidiaries (**)	(0.05)	(89)	0.14	70
Others (SBIF penalty)	—	—	(10.97)	(5,550)
Permanent differences and others (*)	(1.22)	(2,236)	(6.38)	(3,230)
Effective rate and tax expense (profit)	20.04	36,614	(66.42)	(33,617)

(*) This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**) These items reflect differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

d)                 Tax effects on Other Comprehensive Income

The table below reflects the deferred tax effects on other comprehensive income:

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the nine-month periods ended September 30,
	2018	2017
	MCh$	MCh$
Available for sale investments	(1,803)	(338)
Net investment in foreign operations hedge	14,504	(4,590)
Cash flows hedge	989	(1,561)
Totals in other comprehensive income	13,690	(6,489)

Note 15 - Current Taxes and Deferred Taxes, continued

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the nine-month periods ended September 30,
	2018	2017
	MCh$	MCh$
Income taxes related to defined benefits obligations	614	559
Totals in other comprehensive income	614	559

e)                  Effect of deferred taxes

e.1) Total deferred taxes. Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of September 30, 2018			As of December 31, 2017
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	120,432	—	120,432	105,479	17,621	123,100
Accrued interest on past due portfolio	7,398	—	7,398	6,970	—	6,970
Unearned price differences	127	—	127	220	—	220
Personnel provisions	13,090	210	13,300	7,891	4,659	12,550
Miscellaneous provisions	36,422	—	36,422	29,803	4,225	34,028
Tax losses	68,532	—	68,532	25,753	46,166	71,919
Net tax value of amortizable assets	17,894	—	17,894	20,683	—	20,683
Depreciation of fixed assets	(41,524)	(111)	(41,635)	(34,169)	(11,687)	(45,856)
Lease division and others	23,707	(205)	23,502	25,392	4,175	29,567
Mark to market of financial instruments	(18,488)	140	(18,348)	(12,259)	(26,730)	(38,989)
Itaú-Corpbanca business combination	(67,301)	—	(67,301)	(18,139)	(50,158)	(68,297)
Others	2,821	(503)	2,318	3,485	295	3,780
Totals assets (liabilities) for deferred taxes	163,110	(469)	162,641	161,109	(11,434)	149,675

(*) Presentation of the deferred taxes is in accordance to the requirements established by IAS 12 “Income Tax” as instructed by the SBIF, this generates that assets and liabilities appear with opposite sign in the table.

e.2) Deferred taxes by geographic area:

	As of September 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	137,184	17,565	8,361	163,110	136,224	24,885	—	161,109
Deferred tax liabilities	(63)	—	(406)	(469)	(53)	—	(11,381)	(11,434)
Totals by geographic area, net	137,121	17,565	7,955	162,641	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

Note 15 - Current Taxes and Deferred Taxes, continued

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of September 30, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	105,807	99	14,526	120,432	93,864	11,615	17,621	123,100
Accrued interest on past due portfolio	7,398	—	—	7,398	6,970	—	—	6,970
Unearned price differences	127	—	—	127	220	—	—	220
Personnel provisions	8,345	226	4,729	13,300	7,829	282	4,439	12,550
Miscellaneous provisions	31,203	3,383	1,836	36,422	28,582	1,221	4,225	34,028
Tax losses	2,108	12,718	53,706	68,532	16,607	9,146	46,166	71,919
Net tax value of amortizable assets	17,894	—	—	17,894	20,683	—	—	20,683
Depreciation of fixed assets	(35,100)	—	(6,535)	(41,635)	(34,308)	—	(11,548)	(45,856)
Lease division and others	18,556	—	4,946	23,502	25,392	—	4,175	29,567
Mark to market of financial instruments	(1,624)	—	(16,724)	(18,348)	(12,259)	—	(26,730)	(38,989)
Itaú-Corpbanca business combination	(16,922)	—	(50,379)	(67,301)	(18,139)	—	(50,158)	(68,297)
Others	(671)	1,139	1,850	2,318	730	2,621	429	3,780
Totals assets (liabilities), net	137,121	17,565	7,955	162,641	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

Note 16 - Other Assets

a.         As of September 30, 2018 and December 31, 2017, composition of “Other assets” is as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Assets for leasing (1)	28,995	25,741
Assets received or awarded in lieu of payment (2)	7,586	17,036
Assets received in lieu of payment	33,224	29,889
Provisions for assets received in lieu of payment or awarded	(29,925)	(19,613)
Assets awarded at judicial auction	4,287	6,760
Other assets	521,097	401,915
Deposits in escrow	76,196	28,539
Accounts and notes receivable (3)	150,858	167,450
Brokerage fees receivable	64,837	33,247
Assets recovered from leasing for sale	4,165	2,248
Rentals paid in advance (4)	6,270	7,960
Prepaid expenses (5)	4,885	13,501
Fixed assets held for sale (6)	31,310	—
Insurance brokerage fees receivable	144,607	4,236
Asset management fees receivable	640	986
Collateral for financial transactions (threshold)	1,330	88,520
Insurance companies claims receivable	7,704	690
Others	28,295	54,538
Totals	557,678	444,692

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 0.1% (0.8% as of December 31, 2017) of the Bank’s effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale.  These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off.

Provisions are also recorded resulting from the difference between the initial value of these assets compared to their realizable value, when the last is lower.

(3) This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 32, letter b))

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6) Correspond to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

b.         Movements on the provision for assets received in lieu of payment or awarded during the period ended September 30, 2018 and the year ended December 31, 2017, are as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Opening balance as of January 1,	(19,613)	(14,543)
Provisions released	22	11,130
Provisions established	(8,698)	(14,472)
Exchange differences	(1,626)	(1,728)
Totals	(29,915)	(19,613)

Note 17 - Deposits and Other Demand Liabilities and Time Deposits

a.         As of September 30, 2018 and December 31, 2017, deposits and other demand liabilities are as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Checking accounts	2,384,272	2,473,283
Other deposits and demand accounts	1,490,420	1,363,017
Advance payments received from customers	149,062	131,169
Other demand liabilities	229,900	174,198
Totals	4,253,654	4,141,667

b.         As of September 30, 2018 and December 31, 2017, time deposits and other time liabilities are as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Time deposits	10,278,146	10,036,583
Time savings accounts	27,800	28,410
Other time liabilities	239	250
Totals	10,306,185	10,065,243

Note 18 - Interbank Borrowings

a.         As of September 30, 2018 and December 31, 2017 interbank borrowings are as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Loans obtained from local financial institutions
Banco de Chile	—	21,958
Banco BTG Pactual Chile	6,047	—
Subtotals	6,047	21,958
Loans obtained from foreign financial institutions
Sumitomo Mitsui Banking Corporation	283,651	145,156
IFC Corporación Financiera Internacional	204,656	187,507
Bank of America, N.A.	141,583	248,514
Credicorp capital SASAF	136,848	125,706
Wells Fargo Bank, N.A.	125,169	157,029
Citibank N.A.	123,435	168,232
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A.	111,961	100,834
Scotia Fondos Sociedad Administradora de Fondos S.A.	100,772	62,205
Bank of Montreal	87,919	42,836
Commerzbank A.G.	82,383	89,274
BBVA Asset Management Continental S.A. Soc. Adm. Fondos (Perú)	72,873	39,791
Bank of Nova Scotia	70,683	65,442
Corporación Andina de Fomento	66,104	30,724
Findeter S.A - Financiera del Desarrollo Territorial	54,444	49,528
Banco Latinoamericano de Exportación	52,237	57,132
Interfondos S.A. Sociedad Administradora de Fondos	49,871	19,906
Standard Chartered Bank	42,375	140,397
Banco Crédito del Perú	38,260	31,031
Ing Bank N.V.	37,582	16,965
BNP Paribas	33,329	39,480
Mizuho Corporate Bank	30,043	39,480
Banco República	26,910	15,119
Cobank C.B.	19,205	9,108
Apple Bank for Saving	17,075	12,290
Mercantil CA Banco Universal	16,578	17,395
Bancaribe Curacao Bank N.V.	11,995	13,831
Export Develpment Canada	10,593	30,724
Bank of China lt	10,466	4,609
Banco de Bogotá	8,394	4,118
Fondos SURA SAF S.A.C.	6,897	25,436
Bankia S.A.	6,413	—
HSBC USA	5,296	15,362
China Construction Bank	4,876	14,133
Bayern Landesbank	2,116	11,245
Corporación Financiera de Desarrollo S.A. (COFIDE)	—	10,407
Deg Deutsche Investitions	—	21,410
Kookmin Bank of New York	—	12,324
Multibank Inc	—	9,222
Taiwan Cooperative Bank	—	9,384
Land Bank of Taiwan, (N.Y. Branch)	—	6,206
Otros bancos	69,722	74,680
Subtotals	2,162,714	2,174,172
Totals	2,168,761	2,196,130

b.         Interbank borrowings by maturity are as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	1,554,899	1,475,588
After 1 year but within 2 years	389,729	422,911
After 2 years but within 3 years	28,525	106,260
After 3 years but within 4 years	9,344	15,154
After 4 years but within 5 years	85,732	73,536
After 5 years	100,532	102,681
Totals	2,168,761	2,196,130

Note 19 - Debt Instruments Issued and Other Financial Liabilities

As of September 30, 2018 and December 31, 2017, composition of debt instruments issued and other financial liabilities is as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	57,007	67,938
Senior bonds	4,783,745	4,840,918
Subordinated bonds	1,058,132	1,041,182
Subtotals	5,898,884	5,950,038
Other financial liabilities
Liabilities with the public sector	10	—
Borrowings from local financial institutions	11,583	16,255
Foreign borrowings	—	811
Subtotals	11,593	17,066
Totals	5,910,477	5,967,104

Debts classified as short term are those that constitute demand obligations or will expire within a year. All other debts are classified as long-term. Detail is as follows:

	As of September 30, 2018
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	10,808	46,199	57,007
Senior bonds	595,321	4,188,424	4,783,745
Subordinated bonds	22,470	1,035,662	1,058,132
Debt instruments issued	628,599	5,270,285	5,898,884
Other financial liabilities	11,593	—	11,593

	As of December 31, 2017
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	12,260	55,678	67,938
Senior bonds	662,605	4,178,313	4,840,918
Subordinated bonds	—	1,041,182	1,041,182
Debt instruments issued	674,865	5,275,173	5,950,038
Other financial liabilities	17,066	—	17,066

Note 19 - Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of September 30, 2018 and December 31, 2017.

a.         Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	10,808	12,260
After 1 year but within 2 years	8,172	9,965
After 2 years but within 3 years	7,457	8,114
After 3 years but within 4 years	6,764	7,554
After 4 years but within 5 years	6,178	6,952
After 5 years	17,628	23,093
Totals	57,007	67,938

b.         Senior bonds

Details for senior bonds, by currency, are as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Ex Itaú bonds in UF	1,302,988	1,272,498
Ex Itaú bonds in CLP	—	27,868
Ex Corpbanca bonds in UF	2,257,817	1,985,703
Ex Corpbanca bonds in CLP	412,676	345,267
Ex Corpbanca bonds in USD	496,782	923,718
Itaú Corpbanca Colombia bonds in COP	313,482	285,864
Totals	4,783,745	4,840,918

Detail of maturities for senior bonds is as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	595,321	662,605
After 1 year but within 2 years	698,669	516,061
After 2 years but within 3 years	199,894	653,601
After 3 years but within 4 years	332,955	199,908
After 4 years but within 5 years	331,415	312,597
After 5 years	2,625,491	2,496,146
Totals	4,783,745	4,840,918

Note 19 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued during the nine-month period ended September 30, 2018:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years and 4 months	3% annual	06-02-2018	01-07-2028
BCORAR0710	UF	2,450,000	11 years and 4 months	3% annual	21-02-2018	01-07-2029
BCORAR0710	UF	5,000,000	11 years and 4 months	3% annual	14-03-2018	01-07-2029
BCORAN0710	UF	2,000,000	7 years and 5 months	3% annual	05-06-2018	01-07-2025
Total		11,450,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years and 5 months	5% anual	13/04/2018	01/09/2022
Total		70,000,000,000

Senior bonds issued during the year ended December 31, 2017, are as follows:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAO0710	UF	2,900,000	9 years and 6 months	3% annual	01-03-2017	07-01-2026
BCORAP0710	UF	5,000,000	10 years and 6 months	3% annual	01-05-2017	07-01-2027
BCORAP0710	UF	5,000,000	10 years and 6 months	3% annual	01-10-2017	07-01-2027
BCORAQ0710	UF	3,000,000	11 years and 6 months	3% annual	01-16-2017	07-01-2028
BCORAQ0710	UF	4,000,000	11 years and 6 months	3% annual	01-20-2017	07-01-2028
BCORAQ0710	UF	3,000,000	11 years and 6 months	3% annual	01-25-2017	07-01-2028
BCORAP0710	UF	3,000,000	10 years and 5 months	3% annual	02-10-2017	07-01-2027
BCORAO0710	UF	100,000	9 years and 5 months	3% annual	02-16-2017	07-01-2026
BCORAK0710	UF	6,000,000	5 years and 3 months	3% annual	04-04-2017	07-01-2022
BCORAJ0710	UF	1,000,000	3 years and 9 months	3% annual	08-25-2017	07-01-2021
Total		33,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	30,000,000,000	5 years	5% annual	09-05-2017	09-01-2022
BCORBZ0914	CLP	100,000,000,000	6 years	5% annual	10-17-2017	09-01-2023
Total		130,000,000,000

Note 19 - Debt Instruments Issued and Other Financial Liabilities, continued

c.          Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Ex Itaú bonds in UF	96,134	95,485
Ex Corpbanca bonds in CLP	771,152	766,086
Itaú Corpbanca Colombia bonds in COP	190,846	179,611
Totals	1,058,132	1,041,182

Detail of maturities for subordinated bonds is as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	22,470	—
After 1 year but within 2 years	—	21,500
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	44,081	22,303
After 5 years	991,581	997,379
Totals	1,058,132	1,041,182

For the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 no issuance of subordinated bonds took place.

d.         Other financial obligations

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Within 1 year	—	811
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	811
Short-term financial liabilities
Amounts due to credit card transactions	11,583	16,255
Others	10	—
Totals short-term financial liabilities	11,593	16,255
Totals other financial liabilities	11,593	17,066

As of September 30, 2018 and December 31, 2017, the Bank has not incurred in any default in the payment of principal, interest or others in regards to debt instruments issued.

Note 20 - Provisions

Provisions disclosed in liabilities as of September 30, 2018 and December 31, 2017 present the following detail:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Provisions for personnel salaries and expenses	91,878	90,559
Provisions for mandatory dividends	43,077	17,234
Provisions for contingent loans risk (a)	59,013	64,941
Provisions for contingencies (b)	12,125	10,096
Provisions for country risk	6,409	6,860
Totals	212,502	189,690

(a)         Details of allowances for loan losses for contingent loans are disclosed in Note 22, letter b).

(b)         As of December 31, 2017, the amount includes a release of MCh$21,765, according to a decision of the Supreme Court dated May 9, 2017, which void all the fines paid to the SBIF, which were recorded, according to the instructions of that Superintendency, in the results of the Corpbanca for the year ended December 31, 2015. For additional information see Note 22.

Note 21 - Other liabilities

As of September 30, 2018 and December 31, 2017 composition of this item is as follows:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Accounts and notes payable (1)	270,020	348,036
Dividends payable	278	703
Unearned income	6,835	7,850
Payables due to brokerage transactions	69,456	21,933
Collateral for financial transactions (threshold)	130,145	79,589
Other liabilities	49,876	5,321
Totals	526,610	463,432

(1)         Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.

Note 22 - Contingencies, Commitments, and Responsibilities

a)        Lawsuits and Legal Proceedings

As of the date of issuance of these Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$913 and MCh$1,191 as of September 30, 2018 and December 31, 2017, respectively have been recorded in the Interim Consolidated Financial Statements.

Lawsuit of Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Lade e Itaú Corpbanca Colombia, the latter as nominal defendant, alleging certain breaches of the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 (“SHA”).

In its lawsuit, Helm LLC seeks, among other things, compensation that would correspond to the value it estimates and claims in exchange for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017 the defendants answered to the complaint of Helm LLC, rejecting their claims in full. Moreover, Itaú Corpbanca and CorpGroup Holding Inversiones Ltda. filed a counterclaim against Helm LLC for breach of the SHA, according to which they request the court, among other things, to declare the termination of the aforementioned SHA.

On April 19, 2017, Helm LLC answered such counterclaim. The arbitration procedure has continued in accordance with the judicial proceedings and the evidentiary period is expected to take place in July 2018. Itaú Corpbanca estimates that the claim of Helm LLC has no merit and will proceed to defend its rights under the SHA and the applicable legislation.

Other lawsuits

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$31,845 as of September 30, 2018 and MCh$36,309 as of December 31, 2017.  However, in Management’s opinion based on reports from the Legal Division as of September 30, 2018, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings totaling 183 cases, 90 of them are related to banking transactions, and the remaining ones (90) derive from the ownership of leased assets. Such claims amount, in the aggregate, to MCh$19,628 as of September 30, 2018 (MCh$13,748 as of December, 2018). The likelihood of loss is considered possible in 16 of them, remote in 128 and probable in 39. Based on this evaluation, the Bank has recorded a provision of MCh$838 as of September 30, 2018 (MCh$977 as of December 31, 2017).  The Bank’s provisions for labor proceedings amount to MCh$2,512 as of September 30, 2018 (MCh$865 as of December 31, 2017).  The outstanding labor proceedings are 177, the claims of which amounted to MCh$915. The likelihood of loss is considered probable in 61 of them and remote in 116.

Note 22 - Contingencies, Commitments, and Responsibilities, continued

Recovery of fine for exceeding credit margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined Corpbanca MCh$21,765 for violations of credit margins established in articles 84-1 and 85 of the Chilean General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards.  On January 18, 2016, Corpbanca filed an appeal with the Santiago Court of Appeals to challenge the fine in accordance with the GBL.  On August 31, 2016, the Court of Appeals ruled in favor of Corpbanca and rendered all fines null and void.  Five business days thereafter, the SBIF filed an appeal complaining against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed such appeal filed by the SBIF disagreeing with the aforementioned final ruling issued by the Santiago Court of Appeals. Therefore, the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring the fines unlawful.

As previously reported, the aforementioned fines were recognized as an expense in the result of the 2015 fiscal year. Pursuant to this decision of the Supreme Court, the reverse of such expense and the other corresponding financial effects (See Note 20) was recorded in due course.

SBIF Ruling

Through a resolution dated September 30, 2017, served to Itaú Corpbanca (the “Bank”) on July 17, 2017, the Chilean Superintendence of Banks and Financial Institutions (“SBIF”) resolved, among other matters, the continuation of the administrative proceeding against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., the same transactions which were the basis for the fines rendered null and void  by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion against that resolution for considering it against the law, among other reasons, because there is no administrative proceeding in existence to be continued by the SBIF against the Bank, as resolved by the Santiago Court of Appeals and by Chilean Supreme Court, which dismissed the complaint filed by the SBIF against that resolution.  In accordance with a resolution dated July 24, 2017, the SBIF dismissed the aforementioned motion, claiming that the proceeding is in the investigation stage and that the Bank is not formally a party to any administrative proceedings.

On October 23, 2017, the Bank received a communication from the SBIF, filing charges against Itaú Corpbanca for the same operations mentioned above.  The Bank has the conviction that this administrative procedure is not in accordance with the applicable law and the Bank will exercise the defenses granted by the law to that extent. On November 22, 2017, the Bank filed its response with the SBIF.  At present the administrative proceeding brought by the SBIF is undergoing the evidentiary stage.

Note 22 - Contingencies, Commitments, and Responsibilities, continued

b)        Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	Contingent loans		Allowances
	As of September 30, 2018	As of December 31, 2017	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	481,402	262,924	3,587	2,749
Confirmed foreign letters of credit	—	3,824	—	31
Letters of credit issued	96,448	88,940	322	303
Documented guarantees	1,266,215	1,286,807	8,879	7,867
Available on demand credit lines	2,384,030	2,349,626	10,795	11,831
Other credit commitments	1,372,034	1,299,494	35,430	42,160
Totals	5,600,129	5,291,615	59,013	64,941

(*) Included under “Provisions” in the Interim Consolidated Statements of Financial Position.

c)         Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$
Third party operations
Collections	21,454	26,143
Transferred financial assets managed by the Bank	1,001,714	997,530
Third party funds under management	2,433,713	2,215,038
Subtotals	3,456,881	3,238,711
Custody of securities
Securities held in custody	8,253,036	8,675,906
Securities held in custody deposited in other entities	549,848	549,848
Securities issued by the Bank held in custody	161,765	163,713
Subtotals	8,964,649	9,389,467
Commitments
Others	—	—
Subtotals	—	—
Totals	12,421,530	12,628,178

Note 22 - Contingencies, Commitments, and Responsibilities, continued

d)        Guarantees, Contingencies and Other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Comisión para el Mercado Financiero(Ex- Superintendencia de Valores y Seguros or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	4/15/2018	4/14/2019	60,000 and 500	Itaú Corredores de Seguros S.A

Itaú Corpbanca Corredores de Bolsa S.A.

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions.  The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca	4/22/2018	4/22/2019	16,000	Bolsa Electronica de Chile
Mapfre Compañía de Seguros S.A.	4/22/2018	4/22/2019	4,000	Bolsa de Comercio de Santiago

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange.  Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A.	4/30/2018	6/21/2019	5,000 and 10,000	Bolsa Electronica de Chile

The company pledged its shares of the Santiago Stock Exchange in favor of said company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$15,286.

As of September 30, 2018, this subsidiary is under guarantee with CCLV, Contraparte Central S.A. in cash for MCh$5,158.

Note 22 - Contingencies, Commitments, and Responsibilities, continued

The Company granted a bank guarantee certificate, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca	6/21/2018	6/21/2019	10,000	Itaú Corpbanca

Itaú Chile Administradora General de Fondos S.A.

On August 14, 2017, Corpbanca Administradora General de Fondos S.A. replaced the documented guarantee in Banco Santander Chile, at sight for MCh$14, equivalent to UF500, originally issued on June 6, 2017, in favor of the Production Development Corporation to ensure CORFO’s faithful and timely compliance with the obligations of the Portfolio Management contract, its Committees and Funds, and the payment of labor and social obligations with the contracting party’s employees, its expiration date is August 31, 2021.

On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took a documented guarantee at Banco Santander Chile, at sight, for UF15,000 equivalent to MCh$400 in favor of the Production Development Corporation to ensure CORFO the faithful fulfillment of CORFO’s portfolio management contract, its Committees and Funds, and the payment of labor and social obligations with the workers of the contracting party. Its expiration date is August 31, 2021.

During the nine-month period ended September 30, 2018, the Company has contracted Documented Guarantees  in Itaú Corpbanca, for the funds it manages in order to guarantee the faithful fulfillment of the obligations of the Asset Manager, in connection with the management of the funds of third parties and  required compensation in case of failure to comply with the provisions established by articles N° 226 and N° 227 of Law N° 18,045, for UF1,123,569 as of September 31, 2018.

Note 23 - Equity

a.                  Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of September 30, 2018 and December 31, 2017, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value. The movements are as follows:

Shares
	As of September 30, 2018	As of December 31, 2017
	(Number)	(Number)
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—
Issuance of shares pending payment	—	—
Repurchase of own shares	—	—
Sale of own shares	—	—
Totals	512,406,760,091	512,406,760,091

During the nine-month period ended September 30, 2018 and the year ended December 31, 2017, there were no transactions to buy and sell shares of own issuance.

List of major shareholders

The shareholders list as of September 30, 2018 and December 31, 2017, is as follows:

	Shares
	As of September 30, 2018		As of December 31, 2017
Company name or shareholder name	Number of shares	Ownership %	Number of shares	Ownership %
Itaú Unibanco	184,756,488,453	36.06%	184,756,488,453	36.06%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%

Saieh Family	157,046,095,628	30.65%	157,046,095,628	30.65%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	10,266,690,535	2.00%	20,918,245,555	4.08%
Saga II SpA	7,000,000,000	1.37%	—	—
Saga III SpA	3,651,555,020	0.71%	—	—

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%
Stock brokers	55,791,614,655	10.89%	53,400,666,996	10.42%
ADR holders and foreign investors	42,838,887,354	8.36%	50,064,467,904	9.77%
Asset management companies	17,778,018,941	3.47%	16,892,054,779	3.30%
Santo Domingo Group	9,817,092,180	1.92%	9,817,092,180	1.92%
Insurance companies	5,220,388,512	1.02%	5,212,338,243	1.02%
Pension funds management companies	3,981,075,117	0.77%	944,399,401	0.18%
Other minority shareholders	18,159,189,540	3.54%	17,255,246,796	3.36%
Totals	512,406,760,091	100%	512,406,760,091	100%

(1) Includes 182,125,023 shares in custody of a third party.

Note 23 - Equity, continued

b.         Dividends

At the Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2018, the shareholders agreed to distribute profits for MCh$22,979 representing 40% of the profits for 2017 and at an Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2017, the shareholders agreed to distribute profits for MCh$618, representing 30% of the 2016 profits.

	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2017 (Shareholders’ Meeting March 2018)	57,447	34,468	22,979	40%	512,406,760,091	0.04485
Year 2016 (Shareholders’ Meeting March 2017)	2,059	1,441	618	30%	512,406,760,091	0.00121

As of December 31, 2017, September 30, 2018 and September 30, 2017, the basic earnings and diluted earnings are as follows:

	As of September 30, 2018		As of December 31, 2017		As of September 30, 2017
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Basic earnings and diluted earnings	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the period		143,591	—	57,447	—	85,065
Weighted average number of outstanding shares	512,407	—	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)		0.280		0.112		0.166
Diluted earnings per share
Net income for the period		143,591	—	57,447	—	85,065
Weighted average number of outstanding shares	512,407		512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	512,407		512,407	—	512,407	—
Diluted earnings per share (Chilean pesos)		0.280		0.112		0.166

During the nine-month period ended September 30, 2018 and 2017, and the year ended December 31, 2017, there were no dilutive effects.

c.          Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Net investment in foreign operations hedge:  Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge:  It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (Chilean peso).

Defined benefits obligations:  This includes the effects of complying with IAS 19 “Employees Benefit”.

Note 23 - Equity, continued

The following are the equity effects and income taxes for the six-period ended September 30, 2018 and the year ended December 31, 2017:

	As of September 30, 2018
	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382
Effects for the period	(2,620)	(3,663)	(46,649)	54,665	(1,110)	623
Balances as of September 30, 2018	13,972	(9,393)	18,092	(2,820)	(3,846)	16,005

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2018	(4,937)	1,389	(17,287)	—	718	(20,117)
Effects for the period	(1,071)	989	14,031	—	407	14,356
Balances as of September 30, 2018	(6,008)	2,378	(3,256)	—	1,125	(5,761)

Net balances as of September 30, 2018	7,964	(7,015)	14,836	(2,820)	(2,721)	10,244

	As of December 31, 2017
	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2017	10,372	(5,603)	14,917	2,380	(2,598)	19,468
Effects for the year	6,220	(127)	49,824	(59,865)	(138)	(4,086)
Balances as of December 31, 2017	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2017	(2,764)	1,345	(3,219)	—	722	(3,916)
Effects for the year	(2,173)	44	(14,068)	—	(4)	(16,201)
Balances as of December 31, 2017	(4,937)	1,389	(17,287)	—	718	(20,117)

Net balances as of December 31, 2017	11,655	(4,341)	47,454	(57,485)	(2,018)	(4,735)

d.         Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$839,120 as of September 30, 2018 and December 31, 2017, and Reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of September 30, 2018 and December 31, 2017.

e.          Retained earnings from prior fiscal years

Corresponds to profits for the years ended December 31, 2016 and 2017 not distributed to shareholders for a total of MCh$35,909 as of September 30, 2018 and MCh$1,441 as of December 31, 2017.

Note 23 - Equity, continued

f.           Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the part that has been attributed to the income (loss) for the period. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of September 30, 2018

				Other comprehensive income (loss)
	Non-controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges in Colombia	Cash flows hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
Subsidiary	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.000%	405	(4)	—	—	—	—	—	—	—	(4)
Banco Itaú Corpbanca Colombia S.A. y filiales	33.721%	228,132	2,559	(564)	(596)	16,277	956	—	(52)	16,021	18,580
Itaú Corredores de Seguros S.A. (Ex -Corpbanca Corredores de Seguros S.A.) (*)	0.000%	—	8	—	—	—	—	—	—	—	8
Itaú Administradora General de Fondos S.A.	0.600%	1	—	—	—	—	—	—	—	—	—
Totals		228,538	2,563	(564)	(596)	16,277	956	—	(52)	16,021	18,584

(*) On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of this last entity in the first took place, being its new name Itaú Corredores de Seguros S.A. On September 10, 2018, Banco Itaú Corpbanca acquired 127,901 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

As of December 31, 2017

				Other comprehensive income (loss)
	Non-controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges in Colombia	Cash flows hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
Subsidiary	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.000%	380	(5)	—	—	—	—	—	—	—	(5)
Banco Itaú Corpbanca Colombia S.A. y filiales	33.721%	209,557	(4,138)	(70)	3,746	(18,437)	(627)	—	(1,305)	(16,693)	(20,831)
Itaú Chile Corredores de Seguros Ltda.	0.029%	12	10	—	—	—	—	—	—	—	10
Itaú Administradora General de Fondos S.A.	0.600%	1	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Corredores de Bolsa S.A (**)	0.000%	4	—	—	—	—	—	—	—	—	—
Totals		209,954	(4,133)	(70)	3,746	(18,437)	(627)	—	(1,305)	(16,693)	(20,826)

(**) On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the entity from minority investors. As a result, Banco Itaú Corpbanca and its subsidiaries control 100% of the Company’s shares.

The following table shows the non-controlling interest movements for the nine-month period ended September 30, 2018 and for the year December 31, 2017:

	2018	2017
	MCh$	MCh$
Opening balances	209,954	230,780
Comprehensive income (loss) for the period/year	18,584	(20,826)
Ending balances	228,538	209,954

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

Entity Name	Country	Ownership percentage	Non-controlling interest	Main business
Itaú Corpbanca Colombia S.A. y filiales	Colombia	66.28%	33.72%	Banking

Note 23 - Equity, continued

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

	As of September 30, 2018	As of December 31, 2017
Summary of Statements of Financial Position	MCh$	MCh$

Current assets	4,856,560	4,562,751
Current liabilities	(4,100,586)	(3,939,178)
Net current assets (liabilities)	755,974	623,573

Non-current assets	1,691,541	1,690,890
Non-current liabilities	(1,771,006)	(1,692,197)
Net non-current assets (liabilities)	(79,465)	(1,307)

Total net assets (liabilities)	676,509	622,266
Accumulated non-controlling interest	228,132	209,557

	For the nine-month periods ended September 30,
	2018	2017
Summary of Statements of Income	MCh$	MCh$

Interest income	400,220	433,092
Income (loss) for the period	7,588	(2,517)
Non-controlling interest income (loss)	2,559	(849)

	For the nine-month periods ended September 30,
	2018	2017
Summary of Statements of Cash Flows	MCh$	MCh$

Net cash flows provided by (used in) operating activities	196,133	19,409
Net cash flows provided by (used in) investing activities	(135,908)	(91,772)
Net cash flows provided by (used in) financing activities	(51,953)	57,314
Net increase (decrease) in cash flows	8,272	(15,049)

g.         Consolidated comprehensive income for the period

	For the nine-month periods ended September 30,
	2018			2017
	Equity holders of the Bank	Non-controlling interest	Totals	Equity holders of the Bank	Non-controlling interest	Totals
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income (loss) for the period	143,591	2,563	146,154	85,065	(838)	84,227

Other comprehensive income (loss) before income taxes
Available for sale investments	(2,620)	(596)	(3,216)	145	2,587	2,732
Net investment in foreign operations hedges	(46,649)	956	(45,693)	15,636	(213)	15,423
Cash flow hedges	(3,663)	—	(3,663)	6,120	—	6,120
Exchange differences	54,665	16,277	70,942	(21,281)	(6,724)	(28,005)
Defined benefits obligations	(1,110)	(564)	(1,674)	(1,113)	(566)	(1,679)
Totals	623	16,073	16,696	(493)	(4,916)	(5,409)
Income taxes
Available for sale investments	(1,071)	(732)	(1,803)	347	(685)	(338)
Net investment in foreign operations hedges	14,031	473	14,504	(4,423)	(167)	(4,590)
Cash flows hedges	989	—	989	(1,561)	—	(1,561)
Defined benefits obligations	407	207	614	371	188	559
Totals	14,356	(52)	14,304	(5,266)	(664)	(5,930)
Other comprehensive income (loss) for the period	14,979	16,021	31,000	(5,759)	(5,580)	(11,339)
Comprehensive income (loss) for the period	158,570	18,584	177,154	79,306	(6,418)	72,888

Note 24 - Interest Income and Interest Expense

This item comprises interest accrued in the period by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Interim Consolidated Statement of Income for the period.

a.         The composition of interest income, including the effects related to hedge accounting, for the three and nine-month periods ended September 30, 2018 and 2017, is as follows:

	For the three-month periods ended September 30,
	2018				2017
	Interest	Inflation adjustments	Prepayment fees	Totals	Interest	Inflation adjustments	Prepayment fees	Totals
Interest income	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	1,427	3	—	1,430	921	19	—	940
Interbank loans	1,290	—	—	1,290	1,123	—	—	1,123
Commercial loans	195,252	29,043	1,220	225,515	207,676	(1,721)	366	206,321
Mortgage loans	48,541	27,383	218	76,142	45,776	(959)	2	44,819
Consumer loans	93,054	395	664	94,113	89,633	3	461	90,097
Financial investments	25,713	3,375	—	29,088	17,326	96	—	17,422
Other interest income	3,083	407	—	3,490	2,376	6	—	2,382
Gain (loss) from hedge accounting	(10,125)	—	—	(10,125)	1,084	—	—	1,084
Totals	358,235	60,606	2,102	420,943	365,915	(2,556)	829	364,188

	For the nine-month periods ended September 30,
	2018				2017
	Interest	Inflation adjustments	Prepayment fees	Totals	Interest	Inflation adjustments	Prepayment fees	Totals
Interest income	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	3,491	—	—	3,491	4,960	19	—	4,979
Interbank loans	3,342	—	—	3,342	4,597	—	—	4,597
Commercial loans	580,481	82,263	3,113	665,857	654,690	46,571	1,169	702,430
Mortgage loans	142,338	76,167	673	219,178	139,131	39,262	6	178,399
Consumer loans	275,877	541	1,865	278,283	268,662	42	1,294	269,998
Financial investments	78,718	14,248	—	92,966	49,056	3,958	—	53,014
Other interest income	7,129	4,772	—	11,901	7,185	42	—	7,227
Gain (loss) from hedge accounting	(16,229)	—	—	(16,229)	(1,547)	—	—	(1,547)
Totals	1,075,147	177,991	5,651	1,258,789	1,126,734	89,894	2,469	1,219,097

Note 24- Interest Income and Interest Expense, continue

b.         Details of interest expenses for the three and nine-month periods ended September 30, 2018 and 2017, are as follows:

	For the three-month periods ended September 30,
	2018			2017
	Interest	Inflation adjustments	Totals	Interest	Inflation adjustments	Totals
Interest expense	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(12,827)	(34)	(12,861)	(18,197)	3	(18,194)
Obligations under repurchase agreements	(6,958)	(3)	(6,961)	(7,572)	—	(7,572)
Time deposits and other time liabilities	(92,888)	(3,601)	(96,489)	(97,245)	2,913	(94,332)
Interbank borrowings	(17,895)	(41)	(17,936)	(16,530)	(2,374)	(18,904)
Debt instruments issued	(51,200)	(31,953)	(83,153)	(50,826)	1,206	(49,620)
Other financial liabilities	(148)	—	(148)	(27)	—	(27)
Other Interest expense	(32)	(1,065)	(1,097)	(185)	(160)	(345)
Gain (loss) from hedge accounting	5,800	—	5,800	2,760	—	2,760
Totals	(176,148)	(36,697)	(212,845)	(187,822)	1,588	(186,234)

	For the nine-month periods ended September 30,
	2018			2017
	Interest	Inflation adjustments	Totals	Interest	Inflation adjustments	Totals
Interest expense	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(37,132)	(113)	(37,245)	(58,288)	(102)	(58,390)
Obligations under repurchase agreements	(21,020)	(3)	(21,023)	(23,210)	—	(23,210)
Time deposits and other time liabilities	(281,166)	(11,908)	(293,074)	(323,823)	(9,164)	(332,987)
Interbank borrowings	(50,673)	(165)	(50,838)	(39,464)	(2,374)	(41,838)
Debt instruments issued	(148,363)	(89,345)	(237,708)	(157,535)	(51,211)	(208,746)
Other financial liabilities	(413)	—	(413)	(84)	—	(84)
Other Interest expense	(394)	(3,295)	(3,689)	(523)	(1,444)	(1,967)
Gain (loss) from hedge accounting	5,700	—	5,700	89	—	89
Totals	(533,461)	(104,829)	(638,290)	(602,838)	(64,295)	(667,133)

For Interim Consolidated Statements of Cash Flows purposes, the net amount of interest and adjustments for the nine-month periods ended September 30, 2018 and 2017, is MCh$620,499 and MCh$551,964, respectively.

Note 25 - Fee and Commission Income and Expense

a)                 Fee and commission income

This item comprises the amount of all commissions accrued and paid in the period that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
Fee and commission income	MCh$	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	383	738	4,838	2,334
Fees and commissions from guarantees and letters of credit	4,434	3,862	11,055	10,788
Fees and commissions from card services	18,166	14,620	54,314	47,115
Fees and commissions from accounts management	3,649	3,116	8,001	9,523
Fees and commissions from collections and payments	5,598	5,399	15,625	18,845
Fees and commissions from brokerage and securities management	3,354	2,615	8,899	8,562
Fees and commissions from asset management	6,300	6,259	18,490	19,666
Insurance brokerage fees	9,382	6,607	27,600	19,089
Investment banking and advisory fees	2,752	4,175	8,646	7,225
Fees and commissions from student loans ceded	1,261	1,094	3,796	3,398
Commissions on loan transactions	146	1,365	580	2,196
Other fees from services rendered	2,763	2,569	7,369	8,195
Other commissions earned	1,530	1,405	4,311	3,637
Totals	59,718	53,824	173,524	160,573

b)                 Fee and commission expenses

This item includes expenses for commissions accrued during the period, according to the following detail:

	For the three-month periods ended september 30,		For the nine-month periods ended september 30,
	2018	2017	2018	2017
Fee and commission expense	MCh$	MCh$	MCh$	MCh$
Compensation for card operation	(8,548)	(4,472)	(26,135)	(17,380)
Fees and commissions for securities transactions	(759)	(1,312)	(2,348)	(3,647)
Commissions paid for foreign trade transactions	(742)	(785)	(1,853)	(1,269)
Commissions paid for customer loyalty program benefits	(679)	(1,106)	(2,042)	(2,584)
Commissions paid for services to customers management	(439)	(165)	(1,284)	(428)
Other commissions paid	(1,295)	(842)	(3,405)	(3,600)
Totals	(12,462)	(8,682)	(37,067)	(28,908)

Commissions earned on mortgage finance loans are recorded in the Interim Consolidated Statement of Income under “Interest income”.

Note 26 - Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Interim Consolidated Statements of Income for the period is as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Trading investments	(727)	6,708	(1,205)	37,673
Financial derivative contracts (trading)	48,694	(21,940)	95,106	(9,051)
Sale of loans and accounts receivable from customers	9,655	(35)	10,520	1,674
Available for sale investments	3,104	2,521	13,923	10,466
Others	3,911	198	4,728	1,457
Totals	64,637	(12,548)	123,072	42,219

Note 27 - Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(24,958)	50,171	(20,646)	80,759
Other foreign currency exchange gains (losses)	645	737	2,337	1,792
Subtotals	(24,313)	50,908	(18,309)	82,551
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	13	(43)	56	(47)
Adjustment for investment instruments	—	(415)	105	(479)
Adjustment for other assets	(2)	—	12	—
Adjustments for other liabilities	—	648	(335)	799
Net gain (loss) from hedge accounting	(5,684)	(33,249)	17,428	(51,615)
Subtotals	(5,673)	(33,059)	17,266	(51,342)
Totals	(29,986)	17,849	(1,043)	31,209

Note 28 - Provision for Loan Losses

The movement registered in income for the period related to allowances and impairment due to credit risk, for the three and nine-month periods ended September 30, 2018 and 2017, is as follows:

	For the three-month periods ended September 30, 2018
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(104)	(45,902)	—	—	(10,056)	—	—	(56,062)
Collectively assessed	—	(12,843)	(4,637)	(58,866)	(112)	—	—	(76,458)
Income (loss) for provisions established (*)	(104)	(58,745)	(4,637)	(58,866)	(10,168)	—	—	(132,520)
Provisions released
Individually assessed	7	28,731	—	—	11,702	—	—	40,440
Collectively assessed	—	2,232	8,750	16,521	490	—	—	27,993
Income (loss) for provisions released (*)	7	30,963	8,750	16,521	12,192	—	—	68,433
Recovery of loans previously charged-off	—	2,116	633	6,722	—	—	—	9,471
Net charge to income	(97)	(25,666)	4,746	(35,623)	2,024	—	—	(54,616)

	For the three-month periods ended September 30, 2017
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	40	(54,323)	—	—	(16,946)	—	—	(71,229)
Collectively assessed	—	(18,556)	(13,530)	(71,799)	(624)	—	—	(104,509)
Income (loss) for provisions established (*)	40	(72,879)	(13,530)	(71,799)	(17,570)	—	—	(175,738)
Provisions released
Individually assessed	36	34,871	—	—	2,147	—	—	37,054
Collectively assessed	—	10,508	9,981	32,954	379	—	—	53,822
Income (loss) for provisions released (+)	36	45,379	9,981	32,954	2,526	—	—	90,876
Recovery of loans previously charged-off	—	2,847	372	4,203	—	—	—	7,422
Net charge to income	76	(24,653)	(3,177)	(34,642)	(15,044)	—	—	(77,440)

	For the nine-month periods ended September 30, 2018
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(234)	(131,111)	—	—	(31,743)	—	—	(163,088)
Collectively assessed	—	(50,083)	(27,951)	(215,892)	(480)	—	—	(294,406)
Income (loss) for provisions established	(234)	(181,194)	(27,951)	(215,892)	(32,223)	—	—	(457,494)
Provisions released
Individually assessed	63	92,231	—	—	18,665	—	—	110,959
Collectively assessed	—	21,884	27,165	90,697	1,133	—	—	140,879
Income (loss) for provisions released	63	114,115	27,165	90,697	19,798	—	—	251,838
Recovery of loans previously charged-off	—	11,215	2,108	17,977	—	—	—	31,300
Net charge to income	(171)	(55,864)	1,322	(107,218)	(12,425)	—	—	(174,356)

	For the nine-month periods ended September 30, 2017
		Loans and accounts receivable from customers					Minimum
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(232)	(225,134)	—	—	(25,032)	—	—	(250,398)
Collectively assessed	—	(53,723)	(30,051)	(185,703)	(1,005)	—	—	(270,482)
Income (loss) for provisions established	(232)	(278,857)	(30,051)	(185,703)	(26,037)	—	—	(520,880	)(*)
Provisions released
Individually assessed	128	154,416	—	—	7,277	—	—	161,821
Collectively assessed	—	24,401	23,130	74,696	796	—	—	123,023
Income (loss) for provisions released	128	178,817	23,130	74,696	8,073	—	—	284,844	(*)
Recovery of loans previously charged-off	—	8,824	1,407	12,134	—	—	—	22,365
Net charge to income	(104)	(91,216)	(5,514)	(98,873)	(17,964)	—	—	(213,671)

(*) The amounts in the Interim Consolidated Statements of Cash Flows for the period are as follows:

	For the nine-month periods ended September 30,
	2018	2017
	MCh$	MCh$
Charge to income for provisions established	457,494	520,880
Credit to income for provisions used	(251,838)	(284,844)
Totals	205,656	236,036

Note 29 - Personnel Salaries and Expenses

Personnel salaries and expenses for the three and nine-month periods ended September 30, 2018 and 2017, are broken down as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Personnel compensation	(45,125)	(42,843)	(131,513)	(129,183)
Bonuses or gratifications	(23,144)	(17,594)	(59,436)	(53,574)
Seniority compensation	(3,149)	(3,273)	(8,485)	(9,473)
Training expenses	(191)	(263)	(642)	(928)
Other personnel expenses	(5,620)	(5,490)	(17,204)	(14,771)
Totals	(77,229)	(69,463)	(217,280)	(207,929)

Note 30 - Administrative Expenses

For the three and nine-month periods ended September 30, 2018 and 2017, the composition of this item is as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Maintenance and repair of fixed assets	(7,629)	(9,635)	(22,872)	(29,083)
Office lease	(9,046)	(8,862)	(26,708)	(27,611)
Equipment lease	(797)	(820)	(2,123)	(2,143)
Insurance payments	(4,982)	(5,666)	(15,660)	(16,968)
Office supplies	(406)	(807)	(1,389)	(1,604)
IT and communications expenses	(9,531)	(13,462)	(32,367)	(29,536)
Utilities and other services	(1,220)	(1,153)	(3,234)	(3,530)
Security and transportation of securities services	(1,183)	(1,266)	(3,935)	(3,952)
Representation and personnel travel expenses	(749)	(900)	(2,519)	(2,380)
Legal and notarial expenses	(3,489)	(2,315)	(11,406)	(5,874)
Technical report fees	(1,964)	(3,021)	(7,821)	(8,854)
Professional services fees	(303)	(520)	(1,322)	(1,703)
ATM maintenance and management services	(687)	(1,532)	(2,164)	(4,394)
Temporary external services	(111)	(1,212)	(388)	(2,008)
Postage and mailing expenses	(272)	(122)	(1,037)	(785)
Internal events	(96)	(706)	(495)	(1,327)
Donations	(815)	(507)	(1,576)	(920)
Other services	(905)	(558)	(3,735)	(7,347)
Miscellaneous contributions	(16)	(16)	(47)	(47)
Credit card management services	(739)	(165)	(2,395)	(3,334)
Other administrative expenses	(3,723)	(4,396)	(9,938)	(8,906)
Subtotals	(48,663)	(57,641)	(153,131)	(162,306)
Outsourced services	(5,056)	(5,714)	(17,701)	(19,098)
Data processing	(2,558)	(3,671)	(9,960)	(11,657)
Products sales	(235)	(147)	(694)	(472)
Others	(2,263)	(1,896)	(7,047)	(6,969)
Board expenses	(403)	(359)	(1,125)	(1,029)
Board of Directors compensation	(403)	(359)	(1,125)	(1,029)
Marketing and advertising expenses	(3,328)	(4,480)	(9,547)	(9,590)
Taxes and contributions	(10,539)	(13,005)	(30,773)	(35,640)
Real estate contributions	(59)	(198)	(262)	(534)
Patents	(266)	(237)	(855)	(1,088)
Other taxes (*)	(8,207)	(10,593)	(23,655)	(28,016)
Contributions to SBIF	(2,007)	(1,977)	(6,001)	(6,002)
Totals	(67,989)	(81,199)	(212,277)	(227,663)

(*) These amounts primarily correspond to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its subsidiaries (Colombia reporting segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Note 31 - Depreciation, Amortization, and Impairment

a.         Depreciation and amortization expenses charged to income, for the three and nine-month periods ended September 30, 2018 and 2017, are as follows:

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
		2018	2017	2018	2017
Depreciation and amortization	Note	MCh$	MCh$	MCh$	MCh$
Depreciation of fixed assets	14	(5,333)	(4,895)	(15,167)	(14,213)
Amortization of intangible assets	13	(18,276)	(15,697)	(49,533)	(47,403)
Totals		(23,609)	(20,592)	(64,700)	(61,616)

b.         Impairment:

At the end of each reporting period, the Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill allocated to each Cash Generating Unit (CGU). Should any such indication exist, or when an impairment test is required, the Bank estimates the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs: CGU Chile and CGU Colombia. These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
		2018	2017	2018	2017
	Note	MCh$	MCh$	MCh$	MCh$
Impairment of investments available for sale		—	—	—	—
Impairment of investments held to maturity		—	—	—	—
Subtotal financial assets		—	—	—	—
Impairment of fixed assets	14	—	(27)	—	(27)
Impairment of intangibles	13	—	—	—	—
Subtotal non-financial assets		—	(27)	—	(27)
Totals		—	(27)	—	(27)

a)             Financial assets

Itaú Corpbanca and its subsidiaries evaluate at the end of each reporting period if there is objective evidence of impairment for any financial asset or a group of financial assets. A financial asset or group of assets is considered impaired in its value only if there is objective evidence of impairment of that value as a result of one or more events that occurred after the initial recognition of the asset, and provided the event that causes the loss has an impact on the estimated future cash flows of the financial asset or group of financial assets, and, that impact can be reliably estimated. Evidence of a decrease in value could include, among others, indications such as that the debtors or a group of debtors are undergoing significant financial difficulties, the default or delay in debt payments of principal or interest, the probability that they may be declared in bankruptcy or take another form of financial reorganization, or any observable data that indicate the existence of a possible measurable decrease in the estimated future cash flows.

Note 31 - Depreciation, Amortization, and Impairment, continued

b)             Non-financial assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 “Impairment of assets”, are reviewed regularly or at least as of the end of each reporting period to determine whether there are any impairment indications. If there are such indications, then the recoverable amount for the asset is estimated. The recoverable amount of an asset is the higher value between the fair value less the costs of sale, either of an asset or a cash generating unit (CGU), and its value in use. This recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows of other assets or group of assets.

This activity also includes the annual verification of the impairment of each intangible asset with an indefinite useful life, as well as intangible assets that are not ready for use, comparing their carrying amount to their recoverable amount. This impairment test may be carried out at any time within the annual period, provided that it is carried out on the same date each year, in accordance with the provisions of IAS 36. The impairment verification of the different intangible assets may be carried out on different dates. However, if intangible assets have been initially recognized during the current annual period, they will be tested for impairment before the end of it.

Goodwill impairment test is determined by evaluating the recoverable amount of each CGU or CGU group to which it relates. When the CGU recoverable amount is less than its carrying amount, an impairment loss is recognized; the goodwill acquired (generated) in a business combination will be allocated to each of the CGUs or CGU group of the acquiring entity, which is expected to benefit from the synergies of the business combination, regardless of other assets or liabilities of the acquired entity be assigned to those units or groups of units. Impairment losses related to goodwill may not be reversed in future periods.

When assessing whether there is any indication that the value of an asset may have been impaired, an entity shall consider, at least, the following.

External sources of information:

a)             Significant decrease in the market value of the asset which decreased during the period significantly more than what it would be expected as a result of the passage of time or its regular use.

b)             Adverse legal, economic, technological or market environmental conditions.

c)              Increase in interest rates.

d)             Equity market value lower than equity book value.

Impairment indicators from internal sources of information:

a)             Evidence of obsolescence or physical deterioration of an asset.

b)             Plans for discontinuation or restructuring of the operation to which the asset belongs, plans to dispose of the asset before the expected date, and the reconsideration as finite of the useful life of an asset, instead of indefinite.

c)              Decrease or expectations of decrease in asset performance.

Upon the objective evidence of impairment, the carrying amount of an asset will be decreased to its recoverable amount if, and only if, this recoverable amount is lower than the carrying amount. This reduction is a loss due to impairment.

Note 31 - Depreciation, Amortization, and Impairment, continued

The impairment loss is recognized immediately in the profit or loss for the period, unless the asset is accounted for by its reassessed value in accordance with another standard. Any impairment loss on the revalued assets will be treated as a decrease in the revaluation made in accordance with such other standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it relates, the entity recognizes a liability if, and only if, it is bound to do so by another regulation. After the recognition of an impairment loss, the asset depreciation charges shall be adjusted in future periods, in order to distribute the revised carrying amount of the asset, less its potential residual value systematically throughout its remaining useful life.

If an impairment loss is recognized, the related deferred tax assets and liabilities will be also determined by comparing the revised carrying amount of the asset with its tax base in accordance with IAS 12 “Income Taxes”.

Note 32 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution either directly or through third parties.

Article 89 of Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officers or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas  sets forth that a publicly traded company may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.                  Loans granted to related parties

Loans granted to related parties as of September 30, 2018 and December 31, 2017 are as follows:

	As of September 30, 2018			As of December 31, 2017
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	153,809	70,109	4,156	113,202	79,715	3,730
Mortgage loans	—	—	20,932	—	—	19,273
Consumer loans	—	—	5,442	—	—	5,081
Gross loans and accounts receivable from customers	153,809	70,109	30,530	113,202	79,715	28,084
Allowance for loan losses	(955)	(78)	(59)	(1,627)	(5,252)	(96)
Net loans and accounts receivable from customers	152,854	70,031	30,471	111,575	74,463	27,988
Contingent loans
Contingent loans	10,610	16,013	9,484	13,039	13,658	7,990
Provisions for contingent loans	(15)	(306)	(11)	(35)	(298)	(11)
Net contingent loans	10,595	15,707	9,473	13,004	13,360	7,979

Note 32 - Related Party Transactions, continued

b.                  Other transactions with Related Parties

As of September 30, 2018 and December 31, 2017, and for the nine-month periods ended September 30, 2018 and 2017, the Bank entered into the following transactions with related parties:

		As of September 30, 2018			As of December 31, 2017	For the nine-month periods ended September 30, 2017
		Balances receivable	Effect on income		Balances receivable	Effect on income
		(payable)	Income	Expense	(payable)	Income	Expense
Corporate name	Description	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	—	—	2,163	—	—	1,614
Transbank S.A.	Credit card management	—	—	10,984	—	—	10,041
Combanc S.A.	Data transmission services	—	—	259	—	—	235
Itau Chile Cía. de Seguros de Vida S.A.	Life insurance	—	91	577	—	—	1,435
Corp Research S.A.	Management consulting services	—	—	307	—	—	301
Itau Chile Inversiones Servicios y de Administración S.A.	Leases	—	—	366	—	—	537
VIP Asesorías y Servicios Integrales Ltda.	Advisory services	—	—	128	—	—	263
Promoservice S.A.	Marketing services	—	—	—	—	—	171
Comder Contraparte Central S.A	Bank services	—	—	670	—	—	645
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	2,205	—	—	1,899
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses	—	—	3,319	—	—	2,874
Hotel Corporation of Chile S.A.	Accomodations, events	—	—	87	—	—	149
Corp Group Holding Inversiones Limitada	Advisory services	—	—	270	—	—	265
SMU S.A., Rendic Hnos. S.A.	ATM space rentals (See Note 16)	6,270	—	1,690	7,960	—	1,665
Inversiones Corp Group Interhold Ltda.	Management advisory services	—	—	1,850	—	—	1,814
Bolsa de Comercio de Santiago	Financial services	—	—	174	—	—	—
Everis Chile S.A.	Advisory services	—	—	900	—	—	352
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	86	—	—	78
Corp Imagen y diseños S.A.	Other services	—	—	69	—	—	64
Pulso Editorial S.A	Publishing services	—	—	465	—	—	468
Instituto de Estudios Bancarios Guillermo Subercaseaux	Training services	—	—	108	—	—	87

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.                   Donations:

		For the nine-month periods ended September 30,
		2018	2017
Corporate name	Description	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	1,225	651
Fundación Descúbreme	Donations	194	158
Fundación de Inclusión Social Aprendamos	Donations	—	5
Fundación Itaú	Donations	157	167

Note 33 - Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the SBIF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal(5) or most advantageous(6) market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.   They are independent of each other, i.e. they are not related parties as defined in IAS 24, “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.   They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.   They are able to enter into a transaction for the asset or liability.

d.   They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement: When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction: A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants: The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices: Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

(5) Market with highest volume and level of activity for the asset or liability.

(6) Market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction and transportation costs.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

Highest and best use of non-financial assets: The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.              A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.              An entity’s own equity instrument would remain outstanding and the market participant transferee would undertake the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default Risk. The fair value of a liability reflects the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches are highlighted, the first two being the ones most used by the group:

a.         Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g., a business).

b.         Income approach. Converts future amounts (e.g., cash flows or income and expenses) to a single current (i.e., discounted) amount. The fair value measurement is determined based on the value indicated by the current market expectations about such future amounts.

c.          Cost approach. Reflects the amount that would be currently required to replace the service capacity of an asset (often referred to as current replacement cost).

Present value techniques: Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. The present value is the tool used to link future amounts (e.g., cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants on the measurement date.

a.         An estimate of future cash flows for the asset or liability being measured.

b.         Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

c.          Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

d.         The time value of money, represented by the rate on risk-free monetary assets with maturity dates or terms of duration which coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

e.          The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

f.           Other factors that market participants would take into account in such circumstances.

g.          For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy: Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of September 30, 2018 and December 31, 2017, including those that are not recorded at fair value in the Interim Consolidated Statement of Financial Position:

	As of September 30, 2018			As of December 31, 2017
		Estimated fair value			Estimated fair value
	Book value	Recurring	Non-recurring	Book value	Recurring	Non-recurring
	MCh$	MCh$		MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,030,082	—	1,030,082	964,030	—	964,030
Cash items in process of collection	651,975	—	651,975	157,017	—	157,017
Trading investments	73,853	73,853	—	415,061	415,061	—
Investments under resale agreements	135,785	—	135,785	28,524	—	28,524
Financial derivative contracts	1,211,062	1,211,062	—	1,248,775	1,248,775	—
Interbank loans, net	301,222	—	301,222	70,077	—	70,077
Loans and accounts receivable from customers, net	20,494,553	—	19,792,674	19,731,666	—	19,893,448
Available for sale investments	2,310,995	2,310,995	—	2,653,066	2,653,066	—
Held to maturity investments	263,564	—	263,072	202,030	—	201,283
Totals	26,473,091	3,595,910	22,174,810	25,470,246	4,316,902	21,314,379

LIABILITIES
Deposits and other demand liabilities	4,253,654	—	4,253,654	4,141,667	—	4,141,667
Cash in process of being cleared	550,068	—	550,068	109,496	—	109,496
Obligations under repurchase agreements	601,638	—	601,638	420,920	—	420,920
Time deposits and other time liabilities	10,306,185	—	10,320,372	10,065,243	—	10,099,251
Financial derivative contracts	1,016,278	1,016,278	—	1,095,154	1,095,154	—
Interbank borrowings	2,168,761	—	2,190,157	2,196,130	—	2,216,507
Debt instruments issued	5,898,884	—	6,193,243	5,950,038	—	6,185,043
Other financial liabilities	11,593	—	11,593	17,066	—	17,066
Totals	24,807,061	1,016,278	24,120,725	23,995,714	1,095,154	23,189,950

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

a.                  Fair value measurements of assets and liabilities only for disclosure purposes (non-recurring):

Measurement at fair value of items on non-	As of September 30, 2018	As of December 31, 2017
recurring basis	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,030,082	964,030
Cash items in process of collection	651,975	157,017
Investments under resale agreements	135,785	28,524
Interbank loans, net	301,222	70,077
Loans and accounts receivable from customers, net	19,792,674	19,893,448
Held to maturity investments	263,072	201,283
Totals	22,174,810	21,314,379

LIABILITIES
Deposits and other demand liabilities	4,253,654	4,141,667
Cash in process of being cleared	550,068	109,496
Obligations under repurchase agreements	601,638	420,920
Time deposits and other time liabilities	10,320,372	10,099,251
Interbank borrowings	2,190,157	2,216,507
Debt instruments issued	6,193,243	6,185,043
Other financial liabilities	11,593	17,066
Totals	24,120,725	23,189,950

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•             Cash and deposits in banks

•             Cash in the process of collection

•             Investments under agreements to resell

•             Current accounts and demand deposits

•             Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

•             Loans and receivables from banks

•             Loans and receivables from customers

Note 33 - Fair Value of Financial Assets and Liabilities, continued

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•             Time deposits and saving accounts

•             Borrowings from financial institutions

•             Debt issued

b.                  Fair value measurement of financial assets and liabilities for recording purposes (recurring):

Measurement at fair value of items on a recurring	As of September 30, 2018	As of December 31, 2017
basis	MCh$	MCh$
ASSETS
Trading securities	73,853	415,061
Chilean Central Bank and Government securities	26,063	7,126
Other securities issued locally	3,355	5
Foreign government and central bank instruments	32,845	381,262
Other securities issued abroad	9,682	8,147
Investments in mutual funds	1,908	18,521
Available for sale investments	2,310,995	2,653,066
Chilean Central Bank and Government securities	1,172,092	1,783,877
Other securities issued locally	47,267	147,762
Foreign government and central bank instruments	493,085	420,687
Other securities issued abroad	598,551	300,740
Financial derivative contracts	1,211,062	1,248,775
Forwards	274,694	316,901
Swaps	934,433	930,744
Call options	1,810	421
Put options	125	709
Totals	3,595,910	4,316,902
LIABILITIES
Financial derivative contracts	1,016,278	1,095,154
Forwards	274,411	333,482
Swaps	740,214	759,216
Call options	1,172	86
Put options	481	2,370
Total	1,016,278	1,095,154

Note 33 - Fair Value of Financial Assets and Liabilities, continued

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•             Trading portfolio

•             Financial instruments available for sale

Financial derivatives contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty. The adjustment is internationally known as the counterparty risk, which consists of an adjustment for debtor’s credit risk (credit value adjustment or “CVA”).This adjustment is periodically recorded in the financial statements. As of September 30, 2018, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$31,661 (MCh$53,398 as of December 2017), broken down as follows:

	As of september 30, 2018	As of december 31, 2017
	MCh$	MCh$
Derivatives held for hedging	11	(2)
Fair value hedge	—	(11)
Currency forwards	—	—
Currency swaps	—	(5)
Interest rate swaps	—	(6)
Cash flows hedge	—	1
Currency forwards	—	(1)
Currency swaps	—	—
Interest rate swaps	—	2
Net investment in a foreign operation hedge	11	8
Currency forwards	11	8
Currency swaps	—	—
Interest rate swaps	—	—
Derivatives held for trading	(31,672)	(53,396)
Currency forwards	(178)	(258)
Interest rate swaps	(24,894)	(42,829)
Currency swaps	(6,600)	(10,244)
Call currency options	—	—
Put currency options	—	(65)
Total financial derivatives	(31,661)	(53,398)

Note 33 - Fair Value of Financial Assets and Liabilities, continued

c.                   Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for their valuation.

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. The inputs required to value the instruments in this category are available daily and directly used.

In the case of currencies, shares, and mutual funds, prices are directly observed in over-the-counter (“OTC”) markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, a price provider is used, which corresponds to a public quotation (prices are used by most financial institutions in Chile). This provider uses comparative prices which are defined under the criterion of similarity in duration, currency and if they are traded equivalently on a daily basis. The valuation technique used for these instruments is identical to the one used by the Santiago Stock Exchange, which is a standard and international methodology. This methodology uses the rate of internal return to discount the cash flows of the instrument.

Level 2: the specific instrument does not have daily quotes. However, market transactions or information for instruments with similar characteristics and features can be observed in (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). Although the inputs are not directly observable, observable inputs are available with the required frequency.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics issued by entities with a similar risk profile. The income approach is used, which consist in converting future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter (“OTC”) transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the cash flows of an instrument or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices provided by brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and creates market curves for use in the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Level 3: inputs are unobservable inputs for the asset or liability. This level is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for assets or liabilities as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

Due to the lack of liquidity of the active banking rate (“TAB”), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, widely used by the financial services industry.

None of these products generates significant impacts on the Bank’s results because of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. In addition, the parameters of the model are very stable.

The table below summarizes the portfolio impacts as a consequence of the recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of September 30, 2018			As of December 31, 2017
	Forward Americano USD-CLP	Basis TAB CLP	Basis TAB CLF	Forward Americano USD-CLP	Basis TAB CLP	Basis TAB CLF
Impact calibration	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	—	—	—	—	—	—
TAB 30	—	79	—	—	195	—
TAB 90	—	16	—	—	64	—
TAB 180	—	46	17	—	102	44
TAB 360	—	4	5	—	9	17
Total	—	145	22	—	370	61

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Various	Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Stock Exchange	Internal rate of return (“IRR”) based on prices.
II	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing provider	Interest rate curves based on correlations, spreads, interpolations, etc.
III	Derivatives, active banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

Note 33 - Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for September 30, 2018 and December 31, 2017.

	As of September 30, 2018				As of December 31, 2017
Measurement at fair value of instruments on a	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
recurring basis using	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	73,853	60,816	13,037	—	415,061	409,197	5,864	—
Chilean Central Bank and Government securities	26,063	26,063	—	—	7,126	7,126	—	—
Other securities issued locally	3,355	—	3,355	—	5	—	5	—
Foreign government and central bank instruments	32,845	32,845	—	—	381,262	378,636	2,626	—
Other securities issued abroad	9,682	—	9,682	—	8,147	4,914	3,233	—
Investments in mutual funds	1,908	1,908	—	—	18,521	18,521	—	—
Available for sale investments	2,310,995	2,234,226	76,769	—	2,653,066	2,204,564	448,502	—
Chilean Central Bank and Government securities	1,172,092	1,172,092	—	—	1,783,877	1,783,877	—	—
Other securities issued locally	47,267	—	47,267	—	147,762	—	147,762	—
Foreign government and central bank instruments	493,085	463,583	29,502	—	420,687	420,687	—	—
Other securities issued abroad	598,551	598,551	—	—	300,740	—	300,740	—
Financial derivative contracts	1,211,062	—	1,184,412	26,680	1,248,775	—	1,218,247	30,528
Forwards	274,694	—	274,621	73	316,902	—	316,849	53
Swaps	934,433	—	907,826	26,607	930,745	—	900,270	30,475
Call options	1,810	—	1,810	—	419	—	419	—
Put options	125	—	155	—	709	—	709	—
Totals	3,595,910	2,295,042	1,274,218	26,680	4,316,902	2,613,761	1,672,613	30,528

LIABILITIES
Financial derivative contracts	1,016,278	—	1,015,503	775	1,095,154	—	1,094,549	605
Forwards	274,411	—	274,160	251	333,481	—	333,481	—
Swaps	740,214	—	739,690	524	759,216	—	758,611	605
Call options	1,172	—	1,172	—	87	—	87	—
Put options	481	—	481	—	2,370	—	2,370	—
Totals	1,016,278	—	1,015,503	775	1,095,154	—	1,094,549	605

d.         Transfers between level 1 and 2

For the nine-month period ended September 30, 2018 and for the year ended December 31, 2017, no transfers were observed between Level 1 and Level 2, as shown below:

	As of September 30, 2018			As of December 31, 2017
Measurement at fair value of	Fair value	Level 1 to 2	Level 2 to 1	Fair value	Level 1 to 2	Level 2 to 1
instruments on a recurring basis	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	73,853	—	—	—	415,061	—
Available for sale investments	2,310,995	—	—	—	2,653,066	—
Financial derivative contracts	1,211,062	—	—	—	1,248,775	—
Total	3,595,910	—	—	—	4,316,902	—
LIABILITIES
Financial derivative contracts	1,016,278	—	—	—	1,095,154	—
Total	1,016,278	—	—	—	1,095,154	—

Note 33 - Fair Value of Financial Assets and Liabilities, continued

e.          Disclosures regarding level 3 assets and liabilities

Level 3 assets and liabilities are valued using techniques that require inputs not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•                  Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•                  American forward options.

As none of these products has a market, the Bank uses valuation techniques which incorporate unobservable input.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of September 30, 2018 compared to December 31, 2017.

	As of September 30, 2018						As of December 31, 2017
	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
Level 3 reconciliation	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	—	—	—	—	—	—	—	—	—	—	—	—
Available for sale investments	—	—	—	—	—	—	—	—	—	—	—	—
Financial derivative contracts	30,528	4,292	—	(8,140)	—	26,680	41,124	10,750	—	(21,346)	—	30,528
Forwards	53	129	—	(109)	—	73	—	209	—	(156)	—	53
Swaps	30,475	4,163	—	(8,031)	—	26,607	41,124	10,541	—	(21,190)	—	30,475
Call options	—	—	—	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—	—	—	—
Totals	30,528	4,292	—	(8,140)	—	26,680	41,124	10,750	—	(21,346)	—	30,528

LIABILITIES
Financial derivative contracts	605	995	—	(825)	—	775	1,340	(158)	—	(577)	—	605
Forwards	—	681	—	(430)	—	251	609	(443)	—	(166)	—	—
Swaps	605	314	—	(395)	—	524	731	285	—	(411)	—	605
Call options	—	—	—	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—	—	—	—
Total	605	995	—	(825)	—	775	1,340	(158)	—	(577)	—	605

Note 33 - Fair Value of Financial Assets and Liabilities, continued

f.           Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of September 30, 2018 and December 31, 2017.

	As of september 30, 2018				As of december 31, 2017
Measurement at fair value of items on a non-	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
recurring basis	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,030,082	1,030,082	—	—	964,030	964,030	—	—
Cash items in process of collection	651,975	651,975	—	—	157,017	157,017	—	—
Investments under resale agreements	135,785	135,785	—	—	28,524	28,524	—	—
Interbank loans, net	301,222	301,222	—	—	70,077	70,077	—	—
Loans and accounts receivable from customers, net	19,792,674	—	—	19,792,674	19,893,448	—	—	19,893,448
Held to maturity investments	263,072	—	263,072	—	201,283	—	201,283	—
Totals	22,174,810	2,119,064	263,072	19,792,674	21,314,379	1,219,648	201,283	19,893,448
LIABILITIES
Deposits and other demand liabilities	4,253,654	4,253,654	—	—	4,141,667	4,141,667	—	—
Cash in process of being cleared	550,068	550,068	—	—	109,496	109,496	—	—
Obligations under repurchase agreements	601,638	601,638	—	—	420,920	420,920	—	—
Time deposits and other time liabilities	10,320,372	—	10,320,372	—	10,099,251	—	10,099,251	—
Interbank borrowings	2,190,157	2,190,157	—	—	2,216,507	2,216,507	—	—
Debt instruments issued	6,193,243	—	6,193,243	—	6,185,043	—	6,185,043	—
Other financial liabilities	11,593	11,593	—	—	17,066	17,066	—	—
Total	24,120,725	7,607,110	16,513,615	—	23,189,950	6,905,656	16,284,294	—

Note 34 - Risk Management

As indicated in Note 1 letter b) of these Consolidated Interim Financial Statements in connection with the application of IAS 34 “Intermediate Financial Information”, the interim financial information is prepared mainly with the purpose of updating the contents of the latest Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances that occurred during the three and nine-month periods ended September 30, after year-end, and not duplicating the information previously disclosed in the most recent Annual Consolidated Financial Statements. Therefore, the present Consolidated Interim Financial Statements do not include all the information that is regularly disclosed in  Annual Consolidated Financial Statements prepared in accordance with the international standards of accounting and financial information agreed by the IASB. To obtain a proper understanding of the information that is included in these Interim Consolidated Financial Statements, these must be read in conjunction with the Annual Consolidated Financial Statements, corresponding to the immediately preceding annual period (information available at www.itau.cl).

Below information is disclosed related to the Bank’s Risk Management, regarding those areas that we have considered relevant for purposes of providing updated information on this matter.

a.              Credit risk

Credit risk is the risk of potential loss that the Bank faces if a client or counterparty in a financial instrument does not comply with its contractual obligations.

For Itaú Corpbanca, adequate risk management in all areas, and in particular with regard to credit risk, is one of the fundamental pillars for managing the Bank’s portfolio, ensuring that it maintains an adequate risk / return ratio.

Credit Risk Management Units are autonomous in relation to the business areas and their size and organization are in accordance with the challenges created by the size of the portfolio, as well as the complexity of the operations.

For management, administration, and monitoring of credit risk, each Credit Risk Management Unit uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor’s Risk Rating and with attributions based mainly on the committees in which Risk Managers participate. For certain large credit transactions, the concurrence of Bank Directors is required.

These committees are the structure which defines the levels of exposure to individual clients as well as for groups of related entities, incorporating desired level of mitigating elements such as guarantees, credit agreements or others. As part of the policies, it has been defined that all clients must be reviewed at least once a year, when the credit line to operate with the Bank is renewed,  or by activation of any alert, whichever occurs first.

For risk management, the Bank divides its individually assessed portfolio into: Normal risk portfolio, substandard portfolio, and non-compliant portfolio.

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

Note 34 - Risk Management, continued

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank’s total sales.

Substandard portfolio

This portfolio includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing low flexibility to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant portfolio

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

On a monthly basis, the Control and Assets Rating ensures compliance with these criteria for classification.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Collaterals and guarantees represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

The letters of credit are commitments documented by the Bank on behalf of a customer that are secured by the merchandise on board, which therefore have less risk than direct indebtedness.  Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, secured by them.

Models based on group assessed portfolio

To determine allowances for loan losses, group assessed portfolio models requires  grouping credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudent criteria, both the payment behavior of the group analyzed and the corresponding recoveries of their unfulfilled obligations.

Note 34 - Risk Management, continued

Non-performing portfolio includes all loans and 100% of the amount of contingent loans of debtors who, at the end of a month, have any of the following conditions:

i) amounts of payment of interest or principal of any credit past due for or greater than 90 days; ii) they have been granted a loan to pay an existing loan that was over 60 days overdue; and iii) have been subject to forced restructuring or partial cancellation of a debt.

Financial instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximun exposure to credit risk

•The following table shows the Bank’s maximum credit risk exposure by financial asset as of September 30, 2018 and December 31, 2017, for different balance sheet items, including derivatives, without deducting security interests or collateral on property or other credit enhancements received:

		As of september 30, 2018	As of december 31, 2017
Maximum exposure	Note	MCh$	MCh$
Interbank loans	9	301,222	70,077
Loans and accounts receivable from customers	10	20,494,553	19,731,666
Financial derivative contracts	8	1,211,062	1,248,775
Investments under resale agreements	7	135,785	28,524
Available for sale investments	11	2,310,995	2,653,066
Held to maturity investments	11	263,564	202,030
Other assets	16	557,678	444,692
Contingent loans	22	5,600,129	5,291,615
Totals		30,874,988	29,670,445

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:

- Machinery and/or equipment
- Buildings for specific purposes under construction
- Agricultural land
- Maritime ships and aircrafts
- Mining infrastructure
- Inventory
- Agricultural assets
- Industrial assets
- Biological assets
- Other warranties

- Urban plots or land

Note 34 - Risk Management, continued

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Credit quality of loans by loan portfolio

Credit quality is described in accordance with the compendium of accounting standards issued by the SBIF. A detail by credit risk category is presented below:

	As of September 30, 2018				As of December 31, 2017
	Individual	% over total portfolio	Allowance	Coverange ratio	Individual	% over total portfolio	Allowance	Coverange ratio
Categories	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	101,764	0.48%	42	0.04%	64,649	0.32%	29	0.04%
A2	278,769	1.32%	349	0.13%	206,631	1.01%	275	0.13%
A3	2,914,177	13.77%	3,319	0.11%	2,927,457	14.35%	3,005	0.10%
A4	4,051,045	19.15%	35,972	0.89%	3,857,084	18.90%	31,845	0.83%
A5	2,856,638	13.50%	59,591	2.09%	2,926,634	14.34%	73,787	2.52%
A6	712,509	3.37%	28,722	4.03%	683,049	3.35%	23,039	3.37%
Normal risk portfolio	10,914,902	51.59%	127,995	1.17%	10,665,504	52.27%	131,980	1.24%
B1	226,536	1.07%	9,173	4.05%	205,536	1.01%	8,494	4.13%
B2	82,722	0.39%	2,545	3.08%	120,640	0.59%	3,231	2.68%
B3	114,839	0.54%	18,832	16.40%	79,204	0.39%	17,687	22.33%
B4	214,853	1.02%	53,094	24.71%	234,495	1.15%	58,164	24.80%
Substandar portfolio	638,950	3.02%	83,644	13.09%	639,875	3.14%	87,576	13.69%
C1	125,796	0.59%	2,516	2.00%	102,610	0.50%	2,052	2.00%
C2	91,140	0.43%	9,114	10.00%	86,958	0.43%	8,696	10.00%
C3	12,827	0.06%	3,207	25.00%	29,784	0.15%	7,446	25.00%
C4	51,125	0.24%	20,450	40.00%	39,665	0.19%	15,866	40.00%
C5	113,221	0.54%	73,594	65.00%	95,733	0.47%	62,226	65.00%
C6	81,734	0.39%	73,560	90.00%	111,379	0.55%	100,241	90.00%
Non-compliant portfolio	475,843	2.25%	182,441	38.34%	466,129	2.29%	196,527	42.16%
Subtotales	12,029,695	56.86%	394,080	3.28%	11,771,508	57.70%	416,083	3.53%

	As of September 30, 2018				As of December 31, 2017
	Group	% over total portfolio	Allowance	Coverange ratio	Group	% over total portfolio	Allowance	Coverange ratio
Categories	MCh$	%	MCh$	%	MCh$	%	MCh$	%

Normal risk portfolio	1,894,415	8.95%	32,878	1.74%	1,771,667	8.68%	23,155	1.31%
Non-compliant portfolio	200,110	0.95%	32,786	16.38%	194,446	0.95%	37,215	19.14%
Commercial	2,094,525	9.90%	65,664	3.14%	1,966,113	9.63%	60,370	3.07%
Normal risk portfolio	4,207,648	19.89%	22,596	0.54%	3,975,744	19.49%	25,902	0.65%
Non-compliant portfolio	201,928	0.95%	14,137	7.00%	177,009	0.87%	14,004	7.91%
Living place	4,409,576	20.84%	36,733	0.83%	4,152,753	20.36%	39,906	0.96%
Normal risk portfolio	2,490,968	11.77%	104,094	4.18%	2,396,246	11.74%	106,268	4.43%
Non-compliant portfolio	134,636	0.63%	64,276	47.74%	117,060	0.57%	49,387	42.19%
Consumer	2,625,604	12.40%	168,370	6.41%	2,513,306	12.31%	155,655	6.19%
Total portfolio	21,159,400	100%	664,847	3.14%	20,403,680	100%	672,014	3.29%

Note 34 - Risk Management, continued

b.              Financial risk

Financial risk management definition and principles

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences for the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main Financial Risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

b.1. Market risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the trading and banking books. In the first case, it derives from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.  The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.1.a. Foreign exchange risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are.

•   Positions in foreign currency (“FX”) within the trading book.

•   Currency mismatches between assets and liabilities in the banking book.

•   Cash flow mismatches in different currencies.

•   Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates may generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk.”

b.1.b. Indexation risk

Indexation risk is the exposure to changes in indexed units (e.g., “UF”, “UVR” or others) in domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

Note 34 - Risk Management, continued

Assets and liabilities broken down by currency and exchange rate/inflation indexed as of September 30, 2018 and December 31, 2017 are as follows:

		CLP	UF	USD	COP	EUR	Other currencies	Exchange rate indexed	Totals
As of September 30, 2018	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	283,287	—	479,754	250,202	10,813	6,026	—	1,030,082
Cash items in process of collection	5	334,850	—	296,755	81	11,951	8,338	—	651,975
Trading investments	6	31,326	—	—	42,527	—	—	—	73,853
Investments under resale agreements	7	93,099	—	66	42,620	—	—	—	135,785
Financial derivative contracts	8	819,866	73,189	238,406	79,596	5	—	—	1,211,062
Interbank loans, net	9	241,948	—	59,241	33	—	—	—	301,222
Loans and accounts receivable from customers, net	10	5,627,996	7,795,570	2,725,438	4,318,153	19,104	5	8,287	20,494,553
Available for sale investments	11	672,981	520,521	26,416	1,091,077	—	—	—	2,310,995
Held to maturity investments	11	—	—	170,800	92,764	—	—	—	263,564
Investments in companies	12	6,237	—	—	4,483	—	—	—	10,720
Intangibles	13	1,442,152	—	428	191,667	—	—	—	1,634,247
Fixed assets	14	72,370	—	1,069	17,945	—	—	—	91,384
Current taxes	15	95,392	—	—	49,319	—	—	—	144,711
Deferred taxes	15	137,184	—	17,565	8,361	—	—	—	163,110
Other assets	16	251,140	46,951	159,898	97,392	2,297	—	—	557,678
TOTAL ASSETS		10,109,828	8,436,231	4,175,836	6,286,220	44,170	14,369	8,287	29,074,941

Deposits and other demand liabilities	17	1,932,482	4,657	596,560	1,712,802	6,498	655	—	4,253,654
Cash in process of being cleared	5	272,005	—	242,833	—	26,679	8,551	—	550,068
Obligations under repurchase agreements	7	194,350	—	24,807	382,481	—	—	—	601,638
Time deposits and other time liabilities	17	6,308,304	580,212	1,365,396	2,052,248	24	—	1	10,306,185
Financial derivative contracts	8	682,498	93,962	183,311	51,829	4,678	—	—	1,016,278
Interbank borrowings	18	322	5,785	1,448,793	708,577	3,602	1,682	—	2,168,761
Debt instruments issued	19	431,754	4,466,047	496,794	504,289	—	—	—	5,898,884
Other financial liabilities	19	11,583	10	—	—	—	—	—	11,593
Current taxes	15	18	—	—	119	—	—	—	137
Deferred taxes	15	63	—	—	406	—	—	—	469
Provisions	20	130,820	—	9,779	71,903	—	—	—	212,502
Other liabilities	21	222,216	120,440	111,588	46,303	2,096	—	23,967	526,610
TOTAL LIABILITIES		10,186,415	5,271,113	4,479,861	5,530,957	43,577	10,888	23,968	25,546,779

Assets (liabilities) net		(76,587)	3,165,118	(304,025)	755,263	593	3,481	(15,681)	3,528,162

								Exchange rate
		CLP	UF	USD	COP	EUR	Other currencies	indexed	Totals
As of December 31, 2017	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	221,037	—	377,014	354,751	10,340	888	—	964,030
Cash items in process of collection	5	124,414	—	22,202	1,067	9,286	48	—	157,017
Trading investments	6	25,652	—	—	389,409	—	—	—	415,061
Investments under resale agreements	7	2,074	—	218	26,232	—	—	—	28,524
Financial derivative contracts	8	967,831	70,174	119,997	90,773	—	—	—	1,248,775
Interbank loans, net	9	33,928	—	35,287	862	—	—	—	70,077
Loans and accounts receivable from customers, net	10	5,619,895	7,693,789	2,204,036	4,207,288	—	—	6,658	19,731,666
Available for sale investments	11	908,386	999,540	14,053	721,427	—	—	9,660	2,653,066
Held to maturity investments	11	—	—	95,652	106,378	—	—	—	202,030
Investments in companies	12	6,271	—	—	4,141	—	—	—	10,412
Intangibles	13	1,413,437	—	1,422	190,375	—	—	—	1,605,234
Fixed assets	14	81,438	—	1,043	48,098	—	—	—	130,579
Current taxes	15	202,093	—	—	36,359	—	—	—	238,452
Deferred taxes	15	136,224	—	24,885	—	—	—	—	161,109
Other assets	16	254,975	12,843	95,807	80,308	677	82	—	444,692
TOTALES ACTIVOS		9,997,655	8,776,346	2,991,616	6,257,468	20,303	1,018	16,318	28,060,724

Deposits and other demand liabilities	17	1,952,975	7,803	432,253	1,742,508	6,076	52	—	4,141,667
Cash in process of being cleared	5	56,399	—	53,097	—	—	—	—	109,496
Obligations under repurchase agreements	7	44,264	—	—	376,656	—	—	—	420,920
Time deposits and other time liabilities	17	6,034,571	814,336	1,013,235	2,196,671	6,429	—	1	10,065,243
Financial derivative contracts	8	869,263	84,530	82,231	59,130	—	—	—	1,095,154
Interbank borrowings	18	—	21,958	1,515,460	650,987	2,269	5,456	—	2,196,130
Debt instruments issued	19	1,179,526	3,381,318	923,718	465,476	—	—	—	5,950,038
Other financial liabilities	19	16,255	—	—	811	—	—	—	17,066
Current taxes	15	624	—	—	—	—	—	—	624
Deferred taxes	15	52	—	—	11,382	—	—	—	11,434
Provisions	20	97,910	—	25,772	66,008	—	—	—	189,690
Other liabilities	21	145,596	166,866	86,648	63,675	—	—	647	463,432
TOTALES PASIVOS		10,397,435	4,476,811	4,132,414	5,633,304	14,774	5,508	648	24,660,894

Assets (liabilities) net		(399,780)	4,299,535	(1,140,798)	624,164	5,529	(4,490)	15,670	3,399,830

Note 34 - Risk Management, continued

b.1.c. Interest rate risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates may affect both the price of instruments recorded at fair value and the financial margin and other gains from the banking book such as fees. Moreover, fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk may be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by the risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the identification of risk concentrations of interest in the different terms. All balance sheet and off balance sheet items are unbundled in their flows and placed at the repricing / expiration point. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades as of September 30, 2018 and  December 31, 2017.

	As of September 30, 2018
	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
Positions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,371,820	3,473,554	4,705,112	4,570,401	8,229,412	28,350,299
CLP	3,639,347	1,103,296	1,546,904	1,774,441	950,916	9,014,904
CLF	271,941	862,045	1,196,785	1,693,318	6,329,784	10,353,873
USD	1,402,958	954,520	908,065	43,224	64,958	3,373,725
COP	2,057,574	553,693	1,053,358	1,059,418	883,754	5,607,797
Liabilities	(13,765,813)	(3,092,879)	(4,313,003)	(2,111,934)	(5,829,599)	(29,113,228)
CLP	(8,255,903)	(1,731,193)	(1,883,367)	(503,728)	(330,000)	(12,704,191)
CLF	(317,880)	(57,836)	(368,225)	(961,580)	(5,154,959)	(6,860,480)
USD	(1,596,967)	(759,399)	(1,450,103)	(220,817)	—	(4,027,286)
COP	(3,595,063)	(544,451)	(611,308)	(425,809)	(344,640)	(5,521,271)
Derivative	(634,891)	336,580	238,311	(25,563)	780,119	694,556
CLP	(281,182)	613,264	1,352,498	(153,443)	89,489	1,620,626
CLF	(208,042)	(265,720)	(1,549,788)	(57,201)	745,303	(1,335,448)
USD	115,334	120,444	549,885	(7,970)	(13,201)	764,492
COP	(261,001)	(131,408)	(114,284)	193,051	(41,472)	(355,114)

Note 34 - Risk Management, continued

	As of December 31, 2017
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,436,586	2,246,446	5,019,349	4,535,451	5,162,137	24,399,969
CLP	4,256,811	892,701	1,688,269	1,315,539	665,015	8,818,335
CLF	481,000	510,095	2,008,605	2,172,278	3,891,622	9,063,600
USD	702,899	263,710	547,828	33,258	11,851	1,559,546
COP	1,995,876	579,940	774,647	1,014,376	593,649	4,958,488
Liabilities	(11,817,755)	(2,349,046)	(4,811,419)	(3,107,492)	(4,272,956)	(26,358,668)
CLP	(6,418,945)	(1,147,278)	(3,162,828)	(1,204,044)	(221,116)	(12,154,211)
CLF	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)	(5,747,131)
USD	(1,861,588)	(318,197)	(539,389)	(450,818)	—	(3,169,992)
COP	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)	(5,287,334)
Derivative	256,630	(35,782)	(808,002)	186,303	80,255	(320,596)
CLP	819,878	456,293	268,834	(324,113)	(152,389)	1,068,503
CLF	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390	(2,439,315)
USD	879,996	(47,020)	70,834	361,999	6,409	1,272,218
COP	(233,772)	62,977	(330,530)	374,478	(95,155)	(222,002)

The expositions presented above correspond to the present values resulting from:

• Modeling contractual flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

• Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability / asset.

• Discount the flows of items posted to the market at the market rate.

b.2. Liquidity risk

The liquidity risk measures are mainly used to quantify the resources needed by the Bank to meet its obligations on the day and between days, both in periods of normality and in periods of stress. To accomplish this, there is a framework of indicators that allows forecasting stress levels of liquidity scenarios and, therefore, allows Management to establish a plan to meet the objectives and to define the steps to be followed to respond to the risk when it materializes.

Note 34 - Risk Management, continued

Normative measurement of contractual liquidity mismatch

According to chapter 12-20 of the SBIF, all balance and off balance sheet items that generate cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of September 30, 2018 and December 31, 2017, in MCh$, are presented below:

	As of September 30, 2018
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,375,699	3,492,109	3,006,936	3,344,986	5,966,743	3,588,079	8,949,852	35,724,404
Cash	758,288	—	—	—	—	—	—	758,288
Financial instruments recorded at market value	1,164,800	3,506	15,950	53,557	918,530	56,574	121,240	2,334,157
Loans to local banks without credit lines	50,365	—	—	—	—	—	—	50,365
Credit lines granted to local banks	—	—	—	—	—	—	—	—
Commercial loans without credit lines	1,806,741	1,832,376	1,446,176	1,339,990	2,452,859	1,777,430	4,314,413	14,969,985
Commercial credit lines and overdrafts	271,871	—	—	—	—	—	—	271,871
Consumer loans without credit lines	83,929	120,660	173,903	324,320	959,704	516,100	187,540	2,366,156
Consumer credit lines and overdrafts	(453,803)	—	—	—	—	—	—	(453,803)
Residential mortgage loans	33,874	64,651	96,573	193,707	758,207	734,572	3,921,768	5,803,352
Financial instruments recorded based on issuer’s payments	144,255	36,997	81,900	81,441	386	385	4,004	349,368
Other transactions or commitments without credit lines	1,272,711	—	—	—	78	—	—	1,272,789
Derivative contracts	2,242,668	1,433,919	1,192,434	1,351,971	876,979	503,018	400,887	8,001,876
Liabilities	(11,078,830)	(3,233,358)	(2,860,472)	(2,172,304)	(1,489,947)	(347,618)	(5,423,494)	(26,606,023)
Checking accounts and demand deposits	(3,834,752)	—	—	—	—	—	—	(3,834,752)
Term savings accounts - unconditional withdrawal	(2,575)	—	—	—	—	—	—	(2,575)
Term savings accounts - deferred withdrawal	(24,914)	—	—	—	—	—	—	(24,914)
Obligations with the Chilean Central Bank without credit lines	(639,757)	—	—	—	—	—	—	(639,757)
Deposits and time deposits	(3,437,994)	(2,678,067)	(1,652,852)	(1,397,485)	(807,133)	(114,845)	(727,375)	(10,815,751)
Foreign loans without credit lines	(624,446)	(461,062)	(346,289)	(605,155)	(376,461)	(91,307)	(164,036)	(2,668,756)
Letter of credit obligations	—	—	—	—	—	—	—	—
Bonds payable	(2,532)	(467)	(2,963)	(5,593)	(17,064)	(15,074)	(19,706)	(63,399)
Other obligations or payment commitments without credit lines	(1,524,193)	(93,762)	(858,368)	(164,071)	(289,289)	(126,392)	(4,512,377)	(7,568,452)
Other credit lines obtained	(987,667)	—	—	—	—	—	—	(987,667)
Net amounts	(3,703,131)	258,751	146,464	1,172,682	4,476,796	3,240,461	3,526,358	9,118,381

	As of December 31, 2017
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,228	1,661,208	2,030,492	2,507,437	4,605,863	2,979,975	8,739,115	26,748,318
Cash	964,030	—	—	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	230	15,516	15,448	6,634	13,339	1,084,111
Loans to local banks without credit lines	23,723	—	—	—	93,955	—	—	117,678
Credit lines granted to local banks	—	—	—	—	—	—	—	—
Commercial loans without credit lines	1,746,846	1,401,225	1,663,302	1,489,772	2,656,850	1,677,277	4,455,127	15,090,399
Commercial credit lines and overdrafts	(325,031)	10,376	(3,633)	97,780	49	—	—	(220,459)
Consumer loans without credit lines	141,002	148,208	205,219	355,677	1,053,399	519,643	209,134	2,632,282
Consumer credit lines and overdrafts	36,763	21,558	(13,488)	425,016	4,092	—	—	473,941
Residential mortgage loans	34,318	65,946	96,918	194,677	769,201	719,814	4,046,511	5,927,385
Financial instruments recorded based on issuer’s payments	18,891	250	31,240	35,122	—	—	—	85,503
Other transactions or commitments without credit lines	703,120	—	—	—	2,599	—	—	705,719
Derivative contracts	(151,164)	12,431	50,704	(106,123)	10,270	56,607	15,004	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(2,393,760)	(3,255,779)	(2,859,785)	(1,094,157)	(5,255,700)	(25,262,910)
Checking accounts and demand deposits	(4,141,667)	—	—	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	—	—	(25,702)
Obligations with the Chilean Central Bank without credit lines	(397,707)	—	—	—	—	—	—	(397,707)
Deposits and time deposits	(1,910,317)	(1,938,606)	(2,106,012)	(2,356,981)	(905,369)	(125,129)	(789,883)	(10,132,297)
Foreign loans without credit lines	(460,289)	(147,694)	(224,952)	(646,167)	(362,455)	(95,084)	(240,690)	(2,177,331)
Letter of credit obligations	(3,120)	(582)	(3,191)	(6,257)	(21,623)	(16,323)	(24,732)	(75,828)
Bonds payable	(599,615)	(78,780)	(63,087)	(231,538)	(1,511,971)	(839,417)	(4,200,119)	(7,524,522)
Other obligations or payment commitments without credit lines	(698,096)	1,154	3,482	(14,836)	(58,367)	(18,209)	(276)	(785,148)
Other credit lines obtained	—	—	—	—	—	—	—	—
Net amounts	(4,014,993)	(503,300)	(363,268)	(748,342)	1,746,078	1,885,818	3,483,415	1,485,408

The items correspond to regulatory categories, which bring together financial items with similar characteristics from the liquidity risk point of view.

c.               Operational risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Note 34 - Risk Management, continued

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

• Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

• Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;

• Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;

• Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual “more security” program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

Note 34 - Risk Management, continued

d.              Shareholders’ equity requirement

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the nine-month period ended September 30, 2018 and the year ended December 31 2017, the Bank has fully complied with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indexes and rules established by the SBIF.

In accordance with the Chilean General Banking Law, the Bank must maintain a minimum ratio of regulatory capital to consolidated risk-weighted assets of 8%, net of required provisions, and a minimum ratio of core capital to total consolidated assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s regulatory capital could not be less than 10% of its risk-weighted assets.

For this purpose, regulatory capital is determined based on capital and reserves or core capital, adjusted by the provisions of Chapter 12-1 “Heritage for legal and regulatory purposes” of the RAN (compendium of accounting rules).

As of September 30, 2018 and December 31, 2017, details of assets and risk-weighted assets are as follows:

		Consolidated assets		Risk-weighted assets
	Note	As of September 30, 2018	As of December 31, 2017	As of September 30, 2018	As of December 31, 2017
		MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	1,030,082	964,030	—	—
Cash items in process of collection	5	651,975	157,017	132,907	30,679
Trading investments	6	73,853	415,061	17,714	64,799
Investments under resale agreements	7	135,785	28,524	107,837	7,277
Financial derivative contracts (*)	8	1,449,378	1,461,326	1,101,285	1,094,481
Interbank loans	9	301,222	70,077	59,192	36,073
Loans and accounts receivable from customers	10	20,529,405	19,767,434	18,448,188	17,850,495
Available for sale investments	11	2,310,995	2,653,066	754,218	501,656
Held to maturity investments	11	263,564	202,030	263,564	202,030
Investments in companies	12	10,720	10,412	10,720	10,412
Intangibles	13	1,634,247	1,605,234	446,799	435,991
Fixed assets	14	91,384	130,579	91,384	130,579
Current taxes	15	144,711	238,452	14,471	23,845
Deferred taxes	15	163,110	161,109	16,311	16,111
Other assets	16	557,678	444,692	521,466	427,567
Off-balance sheet assets
Contingent loans		2,373,739	2,199,660	1,424,243	1,319,796
Total		31,721,848	30,508,703	23,410,299	22,151,791

(*) Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Superintendency of Banks and Financial Institutions.

	Amount		Ratio
	As of September 30, 2018	As of December 31, 2017	As of September 30, 2018	As of December 31, 2017
	MCh$	MCh$	%	%
Basic capital	3,299,624	3,189,876	10.40	10.46
Effective equity	3,367,074	3,249,572	14.38	14.67

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, on the date that is one year from the last day of the most recent fiscal year, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate(7). The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$3,299,624 (MCh$3,189,876 as of December 31, 2017).

(7) Tasa de Crecimiento Mínima: Corresponde a la tasa mínima de crecimiento de los activos totales de Itaú Corpbanca Chile e Itaú Corpbanca Colombia necesaria para mantener la participación de mercado, determinada por la Administración, la que en ningún caso puede exceder del crecimiento pronosticado del sistema de cada país.

Note 35 - Subsequent Events

Change in ownership structure - Itaú Unibanco

On October 12, 2018, Itaú Unibanco Holding S.A. indirectly acquired 10,651,555,020 shares of Itaú Corpbanca, owned by the companies Saga II SpA and Saga III SpA, increasing its ownership from 36.06% to 38.14%. This transaction, as reported by means of an “Essential Fact” of the same date, was carried out pursuant to the shareholders agreement related to Itaú Corpbanca entered into between Itaú Unibanco and Corp Group and its related entities, dated April 1, 2016.

Subsequent events

No subsequent events have occurred from October 1 to October 29, 2018, date of issuance of these Interim Consolidated Financial Statements, which may significantly affect them.

Jonathan Covarrubias	Gabriel Moura
Chief Accounting Officer	Acting Chief Executive Officer